As filed with the Securities and Exchange Commission on July 15, 2003

                                                                Registration No.
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                ----------------

                                    FORM S-6
                    For Registration Under the Securities Act
                    of 1933 of Securities of Unit Investment
                        Trusts Registered on Form N-8B-2
                                ----------------

A.    EXACT NAME OF TRUST:

      Smart Trust, Tax Free Bond Trust, Series 1

B.    NAME OF DEPOSITOR:

      Hennion & Walsh, Inc.

C.    COMPLETE ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES:

      Hennion & Walsh, Inc.
      2001 Route 46, Waterview Plaza
      Parsippany, New Jersey  07054

D.    NAME AND COMPLETE ADDRESS OF AGENT FOR SERVICE:

                                           COPY OF COMMENTS TO:
PETER J. DEMARCO                        MICHAEL R. ROSELLA, Esq.
Hennion & Walsh, Inc.                   Paul, Hastings, Janofsky & Walker LLP
2001 Route 46, Waterview Plaza          75 East 55th Street
Parsippany, New Jersey  07054           New York, New York 10022
(973) 299-8989                          (212) 318-6800

E.    TITLE AND AMOUNT OF SECURITIES BEING REGISTERED:
      An indefinite number of Units of beneficial interest pursuant to Rule 24f-2 of the Investment Company Act of 1940, as amended.

F.    APPROPRIATE DATE OF PROPOSED PUBLIC OFFERING:

      As soon as practicable after the effective date of the Registration Statement.

      The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

================================================================================

                   SUBJECT TO COMPLETION, DATED JULY 15, 2003

                                  SMART TRUST,
                          TAX FREE BOND TRUST, SERIES 1


The Trust is a unit investment trust designated Smart Trust, Tax Free Bond Trust, Series 1. The Sponsor is Hennion & Walsh, Inc. The Trust consists of municipal bonds, stripped municipal bonds and two closed-end funds, whose portfolios consist primarily of municipal bonds. The Trust seeks to preserve capital and to provide interest income. The possibility of capital growth is a secondary objective of the Trust. The Sponsor cannot assure that the Trust will achieve these objectives. The minimum purchase is 1 Unit.

This Prospectus consists of two parts. Part A contains the Summary of Essential Information including summary material relating to the Trust, the Portfolio and the Statement of Financial Condition of the Trust. Part B contains more detailed information about the Trust. Part A may not be distributed unless accompanied by Part B. Please read and retain both parts of this Prospectus for future reference.


================================================================================


================================================================================

  The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

                      PROSPECTUS DATED SEPTEMBER ___ , 2003


The information in this prospectus is not complete and may be changed. We will not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell the securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

OBJECTIVES. The Trust seeks to preserve capital and to provide investors with tax free interest income. The possibility of capital growth is a secondary objective. There is no guarantee that the objectives of the Trust will be achieved.

PORTFOLIO SELECTION. The Trust seeks to achieve its objectives by investing in long-term municipal bonds (the "Municipal Bonds"), stripped municipal bonds (the "Zero Coupon Bonds") and two closed-end funds (the "Funds"), whose portfolios consist primarily of municipal bonds. As used herein, the term "Securities" means the Municipal Bonds, Zero Coupon Bonds and the shares of the Funds deposited in the Trust (the "Fund Shares") and contracts and funds for the purchase of such Municipal Bonds, Zero Coupon Bonds and Fund Shares, and any additional securities acquired and held by the Trust pursuant to the provisions of the Trust Agreement.

DESCRIPTION OF PORTFOLIO. The portfolio contains municipal bonds, stripped municipal bonds and two closed-end funds, whose portfolios consist primarily of municipal bonds. 100% of the issues are represented by the Sponsor's contracts to purchase. All of the Municipal Bonds in the Trust were rated "BBB" or better by Standard & Poor's Rating Services, or "Baa" or better by Moody's Investors Service, Inc. as of the business day prior to the Date of Deposit. The Zero Coupon Bonds are non-callable and rated AAA by Standard & Poor's or Aaa by Moody's. Both of the Funds are listed on the New York Stock Exchange.

The portfolio of the Trust contains ___ issues of municipal bonds from ___ states. There are no "when, as and if" issued bonds in the portfolio. All of the Bonds are subject to redemption prior to their stated maturity dates pursuant to a sinking fund or optional call provision except for Portfolios No ___ . ___ issues representing $___ of the aggregate principal amount of the municipal bonds are general obligation bonds. ___ issues representing $___ of the principal amount of Bonds are payable from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. The portfolio is divided for purpose of issue as follows:


For an explanation of the significance of these factors see "Risk
Considerations" in Part B.

Approximately ___ % of the aggregate principal amount of the municipal bonds in the Trust are original issue discount bonds, of which ___ % of the aggregate principal amount of the municipal bonds in the Trust (although only ___ % of the aggregate cost of all Securities acquired for the Trust) are Zero Coupon Bonds. Zero Coupon Bonds do not provide for the payment of any current interest and provide for payment at maturity at face value unless sooner sold or redeemed. The market value of Zero Coupon Bonds is subject to greater fluctuations than coupon bonds in response to changes in interest rates.

RISK CONSIDERATIONS. Unitholders can lose money by investing in this Trust. The value of the units, the Securities and the bonds held by the Funds included in the portfolio can each decline in value. An investment in units of the Trust should be made with an understanding of the following risks:

      o Municipal bonds are long-term fixed rate debt obligations that decline in value with increases in interest rates, an issuer's worsening financial condition or a drop in bond ratings. The longer the maturity of a municipal bond the greater the risk of a decline in value with increases in interest rates.

      o The municipal bonds will receive early returns of principal when bonds are called or sold before they mature. The Trust may not be able to reinvest the money they receive at as high a yield or as long a maturity.

      o The default of an issuer of a municipal bond in making its payment obligations could result in the loss of interest income and/or principal to investors.

      o The value of the Zero Coupon Bonds will fluctuate inversely with changes in interest rates and are subject to substantially greater price fluctuations during periods of changing interest rates than securities of comparable quality which make periodic interest payments.

      o The Fund Shares are common stock which are subject to the risk that the financial condition of the issuers may become impaired or that the general condition of the stock market may worsen.

      o Unitholders will pay both Trust expenses and a share of each Fund's expenses.

      o Shares of closed-end funds frequently trade at a discount from their net asset value in the secondary market. The amount of such discount is subject to change from time to time in response to various factors.

      o Since the portfolio of the Trust is fixed and not "managed," in general the Sponsor can only sell securities at the Trust's termination or in order to meet redemptions. As a result, the price at which each security is sold may not be the highest price it attained during the life of the Trust.

PUBLIC OFFERING PRICE. The Public Offering Price per unit of the Trust is calculated by:

      o dividing the aggregate value of the underlying securities (based upon the aggregate offering price of the municipal bonds and the market value of the underlying Fund Shares) and cash held in the Trust by the number of units outstanding;

      o     adding a sales charge of 4.90% (5.152% of the net amount invested).

In addition, during the initial offering period, an amount sufficient to reimburse the Sponsor for the payment of all or a portion of the estimated organization costs of the Trust will be added to the Public Offering Price per unit. During the initial offering period, orders involving at least $100,000 will be entitled to a volume discount from the Public Offering Price. The Public Offering Price per Unit may vary on a daily basis in accordance with fluctuations in the aggregate value of the underlying Securities and each investor's purchase price will be computed as of the date the units are purchased.

ESTIMATED NET ANNUAL DISTRIBUTIONS. The estimated net annual distributions to unitholders per unit (based on interest income on the Municipal Bonds and the most recent monthly ordinary dividend declared with respect to the Fund Shares) was $___ . This estimate will vary with changes in the Trust's fees and expenses, actual interest income and dividends received, and with the sale of Securities. In addition, because the issuers of common stock are not obligated to pay dividends, there is no assurance that the portion of the estimated net annual dividend distributions attributable to the Funds will be realized in the future.

DISTRIBUTIONS. The Trust will distribute interest income and dividends received, less expenses, every month. The first dividend distribution will be made on ___, 2003 to all Unitholders of record on ___, 2003 and thereafter distributions will be made on the last business day of every month. The final distribution will be made within a reasonable period of time after the Trust terminates.

MARKET FOR UNITS. Unitholders may sell their units to the Sponsor or the Trustee any time, without fee or penalty. However, the Sponsor intends to repurchase units from unitholders throughout the life of the Trust at prices based upon the aggregate bid price of the Municipal Bonds and the market value of the underlying Fund Shares. However, the Sponsor is not obligated to maintain a market and may stop doing so without prior notice for any business reason. If a market is not maintained a unitholder will be able to redeem his units with the Trustee at the same price. The existence of a liquid trading market for these Securities may depend on whether dealers will make a market in these Securities. There can be no assurance of the making or the maintenance of a market for any of the Securities contained in the portfolio of the Trust or of the liquidity of the Securities in any markets made. The price at which the Securities may be sold to meet redemptions and the value of the Units will be adversely affected if trading markets for the Securities are limited or absent.

TERMINATION. The Trust will terminate in approximately ___ years at which time investors will receive cash upon liquidation of their pro rata share of the remaining Securities.

UNDERWRITING. The names and addresses of the Underwriters of the units of the Trust are as follows:

      Name                                   Address
      -----                                  -------

      Hennion & Walsh, Inc.                  2001 Route 46, Waterview Plaza
                                             Parsippany, New Jersey  07054

                                    FEE TABLE

--------------------------------------------------------------------------------

      This Fee Table is intended to help you to understand the costs and expenses that you will bear directly or indirectly. See "Public Offering and Trust Expenses and Charges." Although the Trust is a unit investment trust rather than a mutual fund, this information is presented to permit a comparison of fees.

--------------------------------------------------------------------------------



                                                                                                         As a % of          Amount
Unitholder Transaction Expenses                                                                           Initial            per
(fees paid directly from your investment)                                                              Offering Price        Unit
                                                                                                       --------------        ----
Maximum Sales Charges Imposed on Purchase......................................................                 4.90%       $49.00
Reimbursement to Sponsor for Estimated Organization Expenses...................................                     %       $

                                                                                                         As a % of          Amount
Estimated Annual Fund Operating Expenses                                                                  Initial             per
(Expenses that are deducted from Trust assets)                                                           Net Assets          Unit
                                                                                                         ----------          ----
Trustee's Fee..................................................................................                    %        $
Other Operating Expenses.......................................................................                    %        $
            Portfolio Supervision, Bookkeeping and Administrative Fees.........................       %                  $
Underlying Closed-End Fund Expenses*...........................................................                    %        $
                                                                                                       ------------         -----
Total..........................................................................................                    %        $
                                                                                                       ============         =====

                                     Example

This Example is intended to help you compare the cost of investing in the Trust with the cost of investing in other unit trusts.


                                                                                  1 year      3 years      5 years       10 years
                                                                                  ------      -------      -------       --------
This Example assumes that you invest $10,000 in the Trust for the time periods indicated, assuming the Trust's estimated operating expense ratio of % and a 5%
return on the investment throughout the period. Although your actual costs may be higher or lower, based on these assumptions, your costs would
be:.............................................................................   $           $            $             $

      The Example assumes reinvestment of all dividends and distributions and utilizes a 5% annual rate of return as mandated by Securities and Exchange Commission regulations applicable to mutual funds. The Example should not be considered a representation of past or future expenses or a annual rate of return; the actual expenses and annual rate of return may be more or less than those assumed for purposes of the Example.

------

* Although not an actual Trust operating expense, the Trust, and therefore unitholders, will indirectly bear similar operating expenses of the two closed-end funds in which the Trust invests in the estimated amount set forth in the table. The expenses are estimated based on the actual closed-end fund expenses charged in each fund's most recent fiscal year but are subject to change in the future. An investor in the Trust will therefore indirectly pay higher expenses than if the underlying closed-end fund shares were held directly.

                        SUMMARY OF ESSENTIAL INFORMATION
                           As of September ___, 2003:*



Date of Deposit: September ___, 2003                                            Minimum Value of Trust: The Trust may be
Aggregate Value of Securities...................................  $               terminated if the value of the Trust is less than
Number of Units.................................................                  40% of the aggregate value of the Securities.
Fractional Undivided Interest in Trust..........................    1/          Mandatory Termination Date: The earlier of
Public Offering Price per Unit                                                    ___________________ or the disposition of the last
Aggregate Value of Securities in Trust..........................  $               Security in the Trust.

Divided By ___ Units............................................  $             CUSIP Number:
Plus Sales Charge of 4.90% of Public Offering Price.............  $
Plus Estimated Organization Costs...............................  $             Trustee: The Bank of New York
                                                                                Trustee's Fee: $____  per Unit outstanding.
Public Offering Price+..........................................  $1,000.00     Other Fees and Expenses: $____ per Unit
Sponsor's Repurchase Price And Redemption Price                                   outstanding
  Per Unit++....................................................  $

Evaluation Time: 4:00 p.m. New York Time.                                       Evaluation: Kenny S&P Evaluation Services
Minimum Principal Distribution: $1.00 per Unit                                  Evaluator's Fee for Each Evaluation: The Evaluator
Liquidation Period: Beginning five days prior to the Mandatory                    will receive a fee of $___ per Municipal Bond per
  Termination Date.                                                               evaluation.
Estimated Annual Interest Income Per Unit                         $             Sponsor:  Hennion & Walsh, Inc.
Estimated Annual Dividend Income Per Unit                         $             Portfolio Supervisor:  Hennion & Walsh Asset
                                                                                  Management, Inc.
Less Estimated Annual Expenses Per Unit:                          $             Portfolio Supervisory Fee: Maximum of $___.___
                                                                                  per Unit outstanding (see "Trust Expenses and
                                                                                  Charges" in Part B).
Estimated Net Annual Income Per Unit:                             $
                                                                                Expected Settlement Date**: September ___, 2003

Estimated Income Distribution Per Unit:
o  Date of First Distribution:                                                                        ___, 2003
o  Amount of First Distribution:                                                                   $
o  Record Date of First Distribution:                                                                 ___  15, 2003
o  Date of Regular Distribution:                                                                      ___, 2002 and
                                                                                                   thereafter
o  Amount of Regular Distribution:                                                                 $


------
* The business day prior to the Date of Deposit. The Date of Deposit is the date on which the Trust Agreement was signed and the deposit of securities with the Trustee made.
** The business day on which contracts to purchase securities in the Trust are expected to settle.
+ On the Date of Deposit there will be no cash in the Income or Principal Accounts. Anyone purchasing Units after such date will have included in the Public Offering Price a pro rata share of any cash in such Accounts.
++ As of the close of the initial offering period, the Sponsor's Repurchase Price and Redemption Price per Unit for the Trust will be reduced to reflect the payment of the organization costs to the Sponsor.

     SMART TRUST, TAX FREE BOND TRUST, SERIES 1

           STATEMENT OF FINANCIAL CONDITION AS OF OPENING OF BUSINESS,
                               SEPTEMBER ___, 2003



                                                               ASSETS
Investment in Securities--Sponsor's Contracts to Purchase
      Underlying Securities Backed by Letter of Credit (cost $___)(Note 1)...........................................   $__________
Total................................................................................................................   $
                                                                                                                        ===========

                                               LIABILITIES AND INTEREST OF UNITHOLDERS
Reimbursement to Sponsor for Organization Costs (Note 2).............................................................   $

Interest of Unitholders--Units of Fractional Undivided Interest Outstanding (___ Units)..............................
      Less: Reimbursement to Sponsor for Organization Costs (Note 2).................................................    (        )
                                                                                                                        -----------
Total................................................................................................................   $
                                                                                                                        ===========
Net Asset Value per Unit.............................................................................................   $
                                                                                                                        ===========

------
Notes to Statement:

      (1) The Trust is a unit investment trust created under the laws of the State of New York and registered under the Investment Company Act of 1940. The Trust, sponsored by Hennion & Walsh, Inc. (the "Sponsor"), seeks to preserve capital and to provide tax free interest income. Capital growth is a secondary objective. On September ___, 2003 (the "Date of Deposit"), Portfolio deposits were received by The Bank of New York, the Trust's Trustee, in the form of executed securities transactions, in exchange for ___ units of the Trust. An irrevocable letter of credit issued by the _______ in an amount of $___ has been deposited with the Trustee for the benefit of the Trust to cover the purchases of such Securities. Aggregate cost to the Trust of the Securities listed in the Portfolio is determined by the Trustee on the basis set forth under "Public Offering--Offering Price" as of 4:00 p.m. on September ___, 2003. The Trust will terminate on _______, or earlier under certain circumstances as further described in the Prospectus.
      (2) A portion of the Public Offering Price consists of cash in an amount sufficient to reimburse the Sponsor for all or a portion of the costs of establishing the Trust. These costs have been estimated at $___ per Unit. A payment will be made as of the close of the initial public offering period to an account maintained by the Trustee from which the obligation of the investors to the Sponsor will be satisfied. To the extent that actual organization costs are greater than the estimated amount, only the estimated organization costs included in the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of the Trust.

      The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and disclosures. Actual results could differ from those estimates.

                                  SMART TRUST,
                          TAX FREE BOND TRUST, SERIES 1

                                    PORTFOLIO
                 AS OF OPENING OF BUSINESS, SEPTEMBER ___, 2003


            Aggregate      Name of Issuer                      Coupon Rate                                  Cost of
Portfolio   Principal      and Title of                        Date(s) of         Redemption              Securities to
   No.        Amount       Securities(1)       Ratings(2)      Maturity(3)      Provisions(3)(4)           the Trust(6)
--------- ------------- ------------------- --------------- ---------------- ---------------------- ---------------------------
          $                                                                                          $
















                                                                                                     --------------------------
                                                                                                     $
                                                                                                     --------------------------

                                                            Market
                                                            Value of
          Number                                            Stocks as        Market
          of                                Ticker          a Percentage     Value
          Shares                            Symbol          of the Trust(5)  per Share
          -------------                     --------------- ---------------- ----------------------
                                                                       %


                                                                                                     --------------------------
                                                            -----------                              --------------------------
                                                                       %                             $
                                                            ===========                              ==========================



                             FOOTNOTES TO PORTFOLIO

(1) The Zero Coupon Bonds have been purchased at a discount from the maturity value because there is no stated interest income thereon (such securities are often referred to as zero coupon securities). Over the life of the Zero Coupon Bonds such discount accrues and upon maturity thereof the holder receives 100% of the Zero Coupon Bonds maturity amount.

    The Fund Shares have been valued at their closing sales prices as of the Evaluation Time on the day prior to the Date of Deposit.

    All Securities are represented by contracts to purchase such Securities. Forward contracts to purchase the Securities were entered into on September ___, 2003. All such contracts are expected to be settled on or about the First Settlement Date of the Trust which is expected to be September ___, 2003.

(2) All ratings are by Standard & Poor's Corporation except for those identified by an asterisk (*), which are by Moody's Investors Service, Inc. A brief description of the rating symbols and their meanings is set forth under "Bond Ratings" in Part B.

(3) This column indicates whether the Municipal Bonds are subject to mandatory sinking fund redemption on or after a specified date and whether such Municipal Bonds are subject to unrestricted optional call by the issuer (for purposes of a refunding or otherwise) on or after a specified date at prices which may or may not include a premium. See "Tax Status" in Part B of a statement of the federal tax consequences to a certificateholder upon the sale, redemption or maturity of a Municipal Bond and the state and local tax consequences of a sale of a Municipal Bond.

(4) The Municipal Bonds may also be subject to other calls, which may be permitted or required by events which cannot be predicted (such as destruction, condemnation, termination of a contract, or receipt of excess or unanticipated revenues).

(5) Based on the cost of the Securities to the Trust.

(6) Offering prices of the Municipal Bonds and Zero Coupon Bonds are determined by the Evaluator on the basis stated under "Public Offering--Offering Price" herein. The offering side evaluation is greater than the current bid side evaluation of the Municipal Bonds and Zero Coupon Bonds, which is the basis on which Redemption Price per Unit is determined (see "Liquidity--Trustee Redemption" herein). The aggregate value of the Municipal Bonds and Zero Coupon Bonds based on the bid side evaluation of the Municipal Bonds and Zero Coupon Bonds on the day prior to the Date of Deposit was $___ (which is $___ lower than the aggregate cost of the Municipal Bonds and Zero Coupon Bonds to the Trust based on the offering side evaluation). Evaluation of Fund Shares was made on the basis of closing sales prices at the Evaluation Time on the business day prior to the Date of Deposit. The profit (loss) to Sponsor on deposit totals $___.

                         REPORT OF INDEPENDENT AUDITORS

THE UNITHOLDERS, SPONSOR AND TRUSTEE
SMART TRUST,
TAX FREE BOND TRUST, SERIES 1

      We have audited the accompanying Statement of Financial Condition of the Smart Trust, Tax Free Bond Trust, Series 1, including the Portfolio, as of September ___, 2003. This financial statement is the responsibility of the Trust's management. Our responsibility is to express an opinion on this financial statement based on our audit.

      We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation with The Bank of New York, Trustee, of an irrevocable letter of credit deposited for the purchase of securities, as shown in the financial statement as of September ___, 2003. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

      In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Smart Trust, Tax Free Bond Trust, Series 1, at September ___, 2003, in conformity with accounting principles generally accepted in the United States.

                                                               ERNST & YOUNG LLP

New York, New York
September ___, 2003

                                  SMART TRUST,
                          TAX FREE BOND TRUST, SERIES 1

                                PROSPECTUS PART B

                      PART B OF THIS PROSPECTUS MAY NOT BE
                        DISTRIBUTED UNLESS ACCOMPANIED BY
                                     PART A

                                    THE TRUST

      ORGANIZATION. Smart Trust, Tax Free Bond Trust, Series 1 is a "unit investment trust." The Trust was created under the laws of the State of New York pursuant to a Trust Indenture and Agreement (the "Trust Agreement"), dated the Date of Deposit, between Hennion & Walsh, Inc., as Sponsor, Hennion & Walsh Asset Management, Inc., as Portfolio Supervisor, The Bank of New York, as Trustee and Kenny S&P Evaluation Services, as Evaluator.

      On the Date of Deposit, (i) the Sponsor deposited with the Trustee long term municipal bonds (the "Municipal Obligations"), stripped municipal bonds paying no current return (the "Zero Coupon Bonds") and shares of two closed-end management investment companies (the "Fund Shares") including funds and delivery statements relating to contracts for the purchase of certain such securities and cash or an irrevocable letter of credit issued by a major commercial bank in the amount required for such purchases, and (ii) the Trustee, in exchange for the Securities, registered on the registration books of the Trust the Sponsor's ownership of all Units of the Trust. As used herein, the term "Securities" means the Municipal Obligations, Zero Coupon Bonds and Fund Shares deposited in the Trust and described in "Portfolio" in Part A and any additional securities acquired and held by the Trust pursuant to the provisions of the Indenture.

      As of the Date of Deposit, a "Unit" represents an undivided interest or pro rata share in the Securities and cash of the Trust in the ratio of one Unit for the indicated amount of the aggregate market value of the Securities deposited in the Trust as is set forth in the "Summary of Essential Information." To the extent that any Units are redeemed by the Trustee, the fractional undivided interest or pro rata share in such Trust represented by each unredeemed Unit will increase, although the actual interest in such Trust represented by such fraction will remain unchanged. Units will remain outstanding until redeemed upon tender to the Trustee by Unitholders, which may include the Sponsor, or until the termination of the Trust Agreement.

      OBJECTIVES. The primary objective of the Trust is to seek to preserve capital and to provide tax free interest income tax. The possibility of capital growth is a secondary objective. The Trust seeks to achieve its objectives by investing in a portfolio of Municipal Bonds, Zero Coupon Bonds and the Fund Shares.

      The Trust will terminate in approximately years ___, at which time investors will receive final distributions in cash. The Trust is intended to be an investment which should be held by investors for the full term of the Trust and not be used as a trading vehicle. There is no guarantee that the objectives of the Trust will be achieved.

      THE SECURITIES. The Trust consists of such of the Securities listed under "Portfolio," herein as may continue to be held from time to time in the Trust, undistributed cash receipts and proceeds realized from the disposition of Securities. The portfolio of the Trust consists of the Municipal Bonds, Zero Coupon Bonds and Fund Shares described in "Description of Portfolio" in Part A and are represented by the Sponsor's contracts to purchase, which are expected to be settled by the date set forth in Part A. The Trust may contain municipal bonds which have been purchased on a when, as, and if issued basis. Accordingly, the delivery of such municipal bonds may be delayed or may not occur. (See "Description of Portfolios" in Part A.) Interest on these municipal bonds begins accruing to the benefit of Unitholders on their respective dates of delivery. Unitholders will be "at risk" with respect to these Municipal Bonds (i.e., may derive either gain or loss from fluctuations in the offering side evaluation of the Municipal Bonds) from the date they commit for Units. (See "Description of Portfolios" in Part A.) For a discussion of the Sponsor's obligations in the event of the failure of any contract for the purchase of any of the Municipal Bonds and Zero Coupon Bonds and limited right to substitute other bonds to replace any failed contract, see "Substitution of Securities" in this Part B. On the Date of Deposit, all of the Municipal Bonds in the Trust were rated "BBB" or better by Standard & Poor's Corporation or "Baa" or better by Moody's Investors Service, Inc. and all of the Zero Coupon Bonds were rated AAA by Standard & Poor's or Aaa by Moody's.

      When selecting Municipal Bonds for the Trust, the following factors, among others, were considered by the Sponsor: (a) the quality of the Bonds and whether such Bonds were rated "BBB" or better by Standard & Poor's Corporation or "Baa" or better by Moody's Investors Service, Inc., (b) the yield and price of the Municipal Bonds relative to other tax-exempt securities of comparable quality and maturity, (c) income to the Unitholders of the Trust, and (d) the diversification of the Trust portfolio, as to purpose of issue and location of issuer, taking into account the availability in the market of issues which meet the Trust's quality, rating, yield and price criteria. Subsequent to the Date of Deposit, a Municipal Bond may cease to be rated or its rating may be reduced below that specified above. Neither event requires an elimination of such Municipal Bond from the Trust but may be considered in the Sponsor's determination to direct the Trustee to dispose of the Municipal Bond. (See "Portfolio Supervision.") For an interpretation of the bond ratings see "Bond Ratings."

      SUBSTITUTION OF SECURITIES. In the event of a failure to deliver any Security that has been purchased for the Trust under a contract ("Failed Securities"), the Sponsor is authorized under the Trust Agreement to direct the Trustee to acquire other securities ("Substitute Securities") to make up the original corpus of the Trust.

      The Substitute Securities must be purchased within 20 days after the delivery of the notice of the failed contract. Where the Sponsor purchases Substitute Securities in order to replace Failed Securities, the purchase price may not exceed the purchase price of the Failed Securities and the Substitute Securities must be substantially similar to the Securities originally contracted for and not delivered.

      Whenever a Substitute Security has been acquired for the Trust, the Trustee shall, within five days thereafter, notify all Unitholders of the Trust of the acquisition of the Substitute Security and the Trustee shall, on the next Distribution Date which is more than 30 days thereafter, make a pro rata distribution of the amount, if any, by which the cost to the Trust of the Failed Security exceeded the cost of the Substitute Security plus accrued interest, if any.

      In the event no substitution is made, the proceeds of the sale of Securities will be distributed to Unitholders as set forth under "Rights of Unitholders--Distributions." In addition, if the right of substitution shall not be utilized to acquire Substitute Securities in the event of a failed contract, the Sponsor will cause to be refunded the sales charge attributable to such Failed Securities to all Unitholders, and distribute the principal and dividends, if any, attributable to such Failed Securities on the next Distribution Date.


                               RISK CONSIDERATIONS

MUNICIPAL BONDS. The Trust may contain or be concentrated in one or more of the classifications of Municipal Bonds referred to below. The two principal classifications of Municipal Bonds are "general obligation" and "revenue" bonds. General obligation bonds are secured by the issuer's pledge of its faith, credit and taxing power for the payment of principal and interest. The principal and interest on revenue bonds are payable form the income of specific projects or authorities, such as hospital facilities or transit authorities, and generally are not supported by the issuer's taxing power. In addition, certain kinds of "private activity bonds" are issued by public authorities to provide funding for various privately operated industrial facilities ("industrial development revenue bonds"). A Trust is considered to be "concentrated" in a particular category when the Bonds in that category constitute 25% or more of the aggregate value of the Portfolio. An investment in Units of the Trust should be made with an understanding of the risks that these investments may entail, certain of which are described below.

      Tobacco Settlement Revenue Bonds. Some of the aggregate principal amount of Municipal Bonds may consist of tobacco settlement revenue bonds. Tobacco Settlement Revenue Bonds are secured by a state or local government's proportionate share in the

Master Settlement Agreement ("MSA"). The MSA is an agreement, reached out of court in November 1998 between the attorneys general of 46 states (Florida, Minnesota, Mississippi and Texas all settled independently) and six other U.S. jurisdictions (including the District of Columbia, Puerto Rico and Guam), and the four largest U.S. tobacco manufacturers (Philip Morris, RJ Reynolds, Brown & Williamson, and Lorillard). Subsequently 34 smaller tobacco manufacturers signed on to the MSA, bringing the current combined market share of participating tobacco manufacturers to approximately 99%. The MSA basically provides for payments annually by the manufacturers to the states and jurisdictions in perpetuity, in exchange for releasing all claims against the manufacturers and a pledge of no further litigation. The MSA established a base payment schedule and a formula for adjusting payments each year. Manufacturers pay into a master escrow trust based on their market share, and each state receives a fixed percentage of the payment as set forth in the MSA. Annual payments are highly dependent on annual domestic cigarette shipments and inflation, as well as several other factors. As a result, payments made by tobacco manufacturers could be negatively impacted by a decrease in tobacco consumption over time. A market share loss by the MSA companies to non-MSA participating manufacturers would also cause a downward adjustment in the payment amounts. A participating manufacturer filing for bankruptcy could cause delays or reductions in bond payments.

      Certain Tobacco Settlement Revenue Bonds are issued with "turbo" redemption features. Under the turbo structure, all available excess revenues are applied as an early redemption to the designated first turbo maturity until it is completely repaid, and then to the next turbo maturity until paid in full, and so on. The result is that the returned principal creates an average maturity that could be much shorter than the legal final maturity. See the "Description of Portfolio" in Part A for the amount of tobacco settlement revenue bonds contained in the Trust.

      Housing Bonds. Some of the aggregate principal amount of Municipal Bonds may consist of obligations of state and local housing authorities whose revenues are primarily derived from mortgage loans to rental housing projects for low to moderate income families. Since such obligations are usually not general obligations of a particular state or municipality and are generally payable from rents and other fees, economic developments including failure or inability to increase rentals, fluctuations of interest rates and increasing construction and operating costs may reduce revenues available to pay existing obligations.

      The housing bonds in the Trust, despite their optional redemption provisions which generally do not take effect until ten years after the original issuance dates of such Municipal Bonds (often referred to as "ten year call protection") do contain provisions which require the issuer to redeem such obligations at par from unused proceeds of the issue within a stated period. In recent periods of declining interest rates there have been increased redemptions of housing bonds pursuant to such redemption provisions. In addition, the housing bonds in the Trust are also subject to mandatory redemption in whole or in part at par at any time that voluntary or involuntary prepayments of principal on the underlying mortgages are made to the trustee for such Municipal Bonds or that the mortgages are sold by the bond issuer. Prepayments of principal tend to be greater in periods of declining interest rates; it is possible that such prepayments could be sufficient to cause a housing bond to be redeemed substantially prior to its stated maturity date, earliest call date or sinking fund redemption date. See the "Description of Portfolio" in Part A for the amount of housing bonds contained in the Trust.

      Hospital Revenue Bonds. Some of the aggregate principal amount of Municipal Bonds may consist of hospital revenue bonds. Ratings of hospital bonds are often based on feasibility studies which contain projections of occupancy levels, revenues and expenses. Actual experience may vary considerably from such projections. A hospital's gross receipts and net income will be affected by future events and conditions including, among other things, demand for hospital services and the ability of the hospital to provide them, physicians' confidence in hospital management capability, economic developments in the service area, competition, actions by insurers and governmental agencies and the increased cost and possible unavailability of malpractice insurance. Additionally, a major portion of hospital revenue typically is derived from federal or state programs such as Medicare and Medicaid which have been revised substantially in recent years and which are undergoing further review at the state and federal level.

      Future legislation or changes in the areas noted above, among other things, would affect all hospitals to varying degrees and, accordingly, any adverse change in these areas may affect the ability of such issuers to make payment of principal and interest on such bonds. See the "Description of Portfolio" in Part A for the amount of hospital revenue bonds contained in the Trust.

      Nuclear Power Facility Bonds. Certain Municipal Bonds may have been issued in connection with the financing of nuclear generating facilities. In view of recent developments in connection with such facilities, legislative and administrative actions have been taken and proposed relating to the development and operation of nuclear generating facilities. The Sponsor is unable to predict whether any such actions or whether any such proposals or litigation, if enacted or instituted, will have an adverse impact on the revenues available to pay the debt service on the Municipal Bonds in the portfolio issued to finance such nuclear projects. See the "Description of Portfolio" in Part A for the amount of bonds issued to finance nuclear generating facilities contained in the Trust.

      Mortgage Revenue Bonds. Certain Municipal Bonds may be "mortgage revenue bonds." Under the Internal Revenue Code of 1986, as amended (the "Code") (and under similar provisions of the prior tax law) "mortgage revenue bonds" are obligations the proceeds of which are used to finance owner-occupied residences under programs which meet numerous statutory requirements relating to residency, ownership, purchase price and target area requirements, ceiling amounts for state and local issuers, arbitrage restrictions, and certain information reporting, certification, and public hearing requirements. There can be no assurance that additional federal legislation will not be introduced or that existing legislation will not be further amended, revised, or enacted after delivery of these Municipal Bonds or that certain required future actions will be taken by the issuing governmental authorities, which action or failure to act could cause interest on the Municipal Bonds to be subject to federal income tax. If any portion of the Municipal Bonds proceeds are not committed for the purpose of the issue, Municipal Bonds in such amount could be subject to earlier mandatory redemption at par, including issues of Zero Coupon Bonds (see "Zero Coupon and Discount Bonds"). See the "Description of Portfolio" in part A for the amount of mortgage revenue bonds contained in the Trust.

      Other Private Activity Bonds. The Portfolio, as well as the portfolios of the Funds, may contain other bonds which are "private activity bonds" (often called Industrial Revenue Bonds ("IRBs") if issued prior to 1987) which would be primarily of two types: (1) bonds for a publicly owned facility which a private entity may have a right to use or manage to some degree, such as an airport, seaport facility or water system and (2) facilities deemed owned or beneficially owned by a private entity but which were financed with tax-exempt bonds of a public issuer, such as a manufacturing facility or a pollution control facility. In the case of the first type, bonds are generally payable from a designated source of revenues derived from the facility and may further receive the benefit of the legal or moral obligation of one or more political subdivisions or taxing jurisdictions. In most cases of project financing of the first type, receipts or revenues of the issuer are derived from the project or the operator or from the unexpended proceeds of the bonds. Such revenues include user fees, service charges, rental and lease payments, and mortgage and other loan payments.

      The second type of issue will generally finance projects which are owned by or for the benefit of, and are operated by, corporate entities. Ordinarily, such private activity bonds are not general obligations of governmental entities and are not backed by the taxing power of such entities, and are solely dependent upon the creditworthiness of the corporate user of the project or corporate guarantor.

      The private activity bonds in the funds have generally been issued under bond resolutions, agreements or trust indentures pursuant to which the revenues and receipts payable under the issuer's arrangements with the users or the corporate operator of a particular project have been assigned and pledged to the holders of the private activity bonds. In certain cases a mortgage on the underlying project has been assigned to the holders of the private activity bonds or a trustee as additional security. In addition, private activity bonds are frequently directly guaranteed by the corporate operator of the project or by another affiliated company.


      Litigation. Litigation challenging the validity under state constitutions of present systems of financing public education has been initiated in a number of states. Decisions in some states have been reached holding such school financing in violation of state constitutions. In addition, legislation to effect changes in public school financing has been introduced in a number of states. The Sponsor is unable to predict the outcome of the pending litigation and legislation in this area and what effect, if any, resulting change in the sources of funds, including proceeds from property taxes applied to the support of public schools, may have on the school bonds in the Portfolio, or the portfolios of Funds.


      Legal Proceedings. The Sponsor has not been notified or made aware of any litigation pending with respect to any bonds which might reasonably be expected to have a material effect on the Portfolio other than that which is discussed herein. Such litigation as, for example, suits challenging the issuance of pollution control revenue bonds under recently enacted environmental protection statutes may affect the validity of such bonds or the tax-free nature of the interest thereon. At any time after the date of this Prospectus, litigation may be instituted on a variety of grounds with respect to the Municipal Bonds. The Sponsor is unable to predict whether any such litigation may be instituted or, if instituted, whether it will have a material adverse effect on a Portfolio.

      Other Factors. The Municipal Bonds in the Portfolio and in the portfolios of the Funds, despite their optional redemption provisions which generally do not take effect until 10 years after the original issuance dates of such bonds (often referred to as "ten year call protection"), do contain provisions which require the issuer to redeem such obligations at par from unused proceeds of the issue within a stated period. In recent periods of declining interest rates there have been increased redemptions of bonds, particularly housing bonds, pursuant to such redemption provisions. In addition, the Municipal Bonds in the Portfolio and in the portfolios of the Funds are also subject to mandatory redemption in whole or in part at par at any time that voluntary or involuntary prepayments of principal on the underlying collateral are made to the trustee for such bonds or that the collateral is sold by the bond issuer. Prepayments of principal tend to be greater in periods of declining interest rates; it is possible that such prepayments could be sufficient to cause a bond to be redeemed substantially prior to its stated maturity date, earliest call date or sinking fund redemption date.

      The municipal bonds may also be subject to other calls, which may be permitted or required by events which cannot be predicted (such as destruction, condemnation, or termination of a contract).

      In 1976 the federal bankruptcy laws were amended so that an authorized municipal debtor could more easily seek federal court protection to assist in reorganizing its debts so long as certain requirements were met. Historically, very few financially troubled municipalities have sought court assistance for reorganizing their debts; notwithstanding, the Sponsor is unable to predict to what extent financially troubled municipalities may seek court assistance in reorganizing their debts in the future and, therefore, what effect, if any, the applicable federal bankruptcy law provisions will have on the Municipal Bonds and the Funds.

      The Portfolio, or the portfolios of the Funds, may also include "moral obligation" bonds. Under statutes applicable to such bonds, if an issuer is unable to meet its obligations, the repayment of such bonds becomes a moral commitment but not a legal obligation of the state or municipality in question.

      Certain of the Municipal Bonds in the Portfolio, or in the portfolios of the Funds, may be subject to redemption prior to their stated maturity dates pursuant to sinking fund or call provisions. A sinking fund is a reserve fund appropriated specifically toward the retirement of a debt. A callable bond is one which is subject to redemption or refunding prior to maturity at the option of the issuer. A refunding is a method by which a bond is redeemed at or before maturity from the proceeds of a new issue of bonds. In general, call provisions are more likely to be exercised when the offering side evaluation of a bond is at a premium over par than when it is at a discount from par. The Trust, with respect to the Municipal Bonds and shareholders of the Funds (including the Trust), will realize a gain or loss on the early redemption of such bonds, depending upon whether the price of such bonds is at a discount from or at a premium over par at the time the Trust purchases the respective Securities.

      ZERO COUPON AND DISCOUNT BONDS. The Portfolio, as well as the portfolios of the Funds, may contain original issue discount bonds. The original issue discount, which is the difference between the initial purchase price of the bonds and the face value, is deemed to accrue on a daily basis and the accrued portion will be treated as tax-exempt interest income for regular federal income tax purposes. Upon sale or redemption, any gain realized that is in excess of the earned portion of original issue discount will be taxable as ordinary income or capital gain. See "Tax Status." The current value of an original issue discount bond reflects the present value of its face amount at maturity. The market value tends to increase more slowly in early years and in greater increments as the bonds approach maturity. Of these original issue discount bonds, a portion of the aggregate principal amount of the bonds in each municipal fund may be zero coupon bonds. Zero coupon bonds do not provide for the payment of any current interest and provide for payment at maturity at face value unless sooner sold or redeemed. The market value of zero coupon bonds is subject to greater fluctuations than coupon bonds in response to changes in interest rates. Zero coupon bonds generally are subject to redemption at compound accredited value based on par value at maturity. Because the issuer is not obligated to make current interest payments, zero coupon bonds may be less likely to be redeemed than coupon bonds issued at a similar interest rate.

      The Portfolio, as well as the portfolios of the Funds, may also contain bonds that were purchased at "market" discount from their par value payable at maturity. The discount results from the fact that the coupon interest rates on the discount bonds at the time they were purchased and deposited in the Trust or in the closed-end funds were lower than the current market interest rates for newly issued bonds of comparable rating and type, even though at the time of issuance the discount bonds were for the most part issued at then current coupon interest rates. Discount bonds with a longer term to maturity tend to have a higher current yield and a lower current market value than otherwise comparable bonds with a shorter term to maturity. If interest rates rise, the value of the bonds will decrease; and if interest rates decline, the value of the bonds will increase. The discount does not necessarily indicate a lack of market confidence in the issuer. The current returns (coupon interest income as a percentage of market price) of discount bonds will be lower than the current returns of comparably rated bonds of similar type newly issued at current interest rates. Because discount bonds tend to increase in market value as they approach maturity and the full principal amount becomes payable, a discount bond held to maturity will have a larger portion of its total return in the form of taxable income and gain and less in the form of tax-exempt interest income than a comparable bond newly issued at current market rates. Gain on the disposition of a bond purchased at a market discount generally will be treated as ordinary income, rather than capital gain, to the extent of accrued market discount.

      CLOSED-END FUNDS. The value of the Units may increase or decrease depending on the value of the underlying shares of the Funds in the Trust's portfolio. The Funds are closed-end investment companies with managed portfolios. Shares of closed-end funds frequently trade at a discount from net asset value. However, a Fund's articles of incorporation may contain certain anti-takeover provisions that may have the effect of inhibiting the fund's possible conversion to open-end status and limiting the ability of other persons to acquire control of the Fund. In certain circumstances, these provisions might also inhibit the ability of stockholders (including the Trust) to sell their shares at a premium over prevailing market prices. This characteristic is a risk separate and distinct from the risk that the Fund's net asset value will decrease. In particular, this characteristic would increase the loss or reduce the return on the sale of those Funds whose shares were purchased by the Trust at a premium. As of the business day prior to the date of deposit, of the Funds included in the Trust's portfolio were trading at a premium. Should either of the Funds convert to open-end status, the Trust will retain such shares unless a determination is made that the retention of such shares would be detrimental to the Trust. In the unlikely event that a Fund converts to open-end status at a time when its shares are trading at a premium there would be an immediate loss in value to the Trust since shares of open-end funds trade at net asset value. In addition, to the extent that the converted Fund creates additional shares when interest rates have declined and invests in lower yielding securities, the Trust may experience a reduction of the average yield of its retained shares in that Fund caused by the acquisition of lower coupon investments. Certain of the Funds may have in place or may put in place in the future plans pursuant to which the Fund may repurchase its own shares in the marketplace. Typically, these plans are put in place in an attempt by the Fund's board to reduce a discount on its share price. To the extent such a plan was implemented and shares owned by the Trust are repurchased by the Fund, the Trust position in that Fund would be reduced and the cash would be deposited in the Trust's Principal Account and distributed to Unitholders at the next applicable

Distribution Date. Similarly, in the event that the Trust does not retain shares of a Fund which converted to open-end status, the Trust position in that Fund would be eliminated and the cash distributed to Unitholders.

      Shares of many closed-end Funds are thinly traded, and therefore may be more volatile and subject to greater price fluctuations because of the Sponsor's buying and selling securities than shares with greater liquidity. Investors should be aware that there can be no assurance that the value of the Securities in the Trust's Portfolio will increase or that the issuers of those Securities will pay dividends on outstanding shares. Any distributions of income to Unitholders will generally depend on the declaration of dividends by the issuers of the underlying stocks, and the declaration of dividends depends on several factors including the financial condition of the issuers included in the portfolios of those Securities and general economic conditions.

      Dilution. The Trust is prohibited from subscribing to a rights offering for shares of either of the Funds. In the event of a rights offering for additional shares of a Fund, Unitholders should expect that the Trust will, at the completion of the offer, own a smaller proportional interest in such Fund that would otherwise be the case. It is not possible to determine the extent of this dilution in share ownership without knowing what proportion of the shares in a rights offering will be subscribed.

      This may be particularly serious when the subscription price per share for the offer is less than the Fund's net asset value per share. Assuming that all rights are exercised and there is no change in the net asset value per share, the aggregate net asset value of each shareholder's shares of common stock should decrease as a result of the offer. If a Fund's subscription price per share is below that Fund's net asset value per share at the expiration of the offer, shareholders would experience an immediate dilution of the aggregate net asset value of their shares of common stock as a result of the offer, which could be substantial.

      The Trust may transfer or sell its rights to purchase additional shares of a Fund to the extent permitted by the terms of that Fund's rights offering. The cash the Trust receives from transferring your rights might serve as partial compensation for any possible dilution of the Trust's interest in the Fund. There can be no assurance, however, that the rights will be transferable or that a market for the rights will develop or the value, if any, that such rights will have.

      Leverage. The use of leverage by the Funds creates an opportunity for increased net income and capital growth for their shares, but, also creates special risks. There can be no assurance that a leveraging strategy will be successful during any period in which it is employed. The Funds may use leverage to provide their shareholders with a potentially higher return. Leverage creates risks for shareholders including the likelihood of greater volatility of net asset value and market price of the shares and the risk that fluctuations in interest rates on borrowing and debt or in the dividend rates on any preferred shares may affect the return to shareholders.

      To the extent the income or capital growth derived from securities purchased with funds received from leverage exceeds the cost of leverage, a Fund's return will be greater than if leverage had not been used. Conversely, if the income or capital growth from the securities purchased with such funds is not sufficient to cover the cost of leverage, the return to a Fund will be less than if leverage had not been used, and therefore the amount available for distribution to shareholders as dividends and other distributions will be reduced. This would, in turn, reduce the amount available for distribution to you as a Unitholder.

      Voting. In regard to the voting of all proxies with respect to a Fund, the Sponsor has instructed the Trustee to vote the shares held by the Trust in the same proportion as the vote of all other holders of the shares of such Fund. With respect to rights offering, as described in the Dilution section above, the Trust may not accept any additional securities of the Funds.

      FIXED PORTFOLIO. The value of the Units will fluctuate depending on all of the factors that have an impact on the economy and the equity markets. These factors similarly impact the ability of an issuer to distribute dividends. Unlike a managed investment company in which there may be frequent changes in the portfolio of securities based upon economic, financial and market analyses, securities of a unit investment trust, such as the Trust, are not subject to such frequent changes based upon continuous analysis. All the Securities in the Trust are liquidated or distributed during the Liquidation Period. Since the Trust will not sell Securities in response to ordinary market fluctuation, and only at the Trust's termination, the amount realized upon the sale of the Securities may not be the highest price attained by an individual Security during the life of the Trust. Some of the Securities in the Trust may also be owned by other clients of the Sponsor and their affiliates. However, because these clients may have differing investment objectives, the Sponsor may sell certain Securities from those accounts in instances where a sale by the Trust would be impermissible, such as to maximize return by taking advantage of market fluctuations. Investors should consult with their own financial advisers prior to investing in the Trust to determine its suitability. (See "Trust Administration--Portfolio Supervision" below.)

      COMMON STOCK. Since the Trust contains common stocks of domestic issuers, namely the two closed-end Funds, an investment in Units of the Trust should be made with an understanding of the risks inherent in any investment in common stocks including the risk that the financial condition of the issuers of the Securities may become impaired. Additional risks include risks associated with the right to receive payments from the issuer which is generally inferior to the rights of creditors of, or holders of debt obligations or preferred stock issued by the issuer. Holders of common stocks have a right to receive dividends only when, if, and in the amounts declared by the issuer's board of directors and to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. By contrast, holders of preferred stocks usually have the right to receive dividends at a fixed rate when and as declared by the issuer's board of directors, normally on a cumulative basis. Dividends on cumulative preferred stock must be paid before any dividends are paid on common stock and any cumulative preferred stock dividend which has been omitted is added to future dividends payable to the holders of such cumulative preferred stock. Preferred stocks are also usually entitled to rights on liquidation which are senior to those of common stocks. For these reasons, preferred stocks generally entail less risk than common stocks.

      Moreover, common stocks do not represent an obligation of the issuer and therefore do not offer any assurance of income or provide the degree of protection of debt securities. The issuance of debt securities or even preferred stock by an issuer will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the economic interest of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. Further, unlike debt securities which typically have a stated principal amount payable at maturity (which value will be subject to market fluctuations prior thereto), common stocks have neither fixed principal amount nor a maturity and have values which are subject to market fluctuations for as long as the common stocks remain outstanding. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases in value as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. The value of the Fund Shares in the Trust thus may be expected to fluctuate over the life of the Trust to values higher or lower than those prevailing on the Date of Deposit.

      LEGISLATION. At any time after the Date of Deposit, legislation may be enacted, affecting the Securities in the Trust or the issuers of the Securities. Changing approaches to regulation, particularly with respect to the environment or with respect to the petroleum industry, may have a negative impact on certain companies represented in the Trust. There can be no assurance that future legislation, regulation or deregulation will not have a material adverse effect on the Trust or will not impair the ability of the issuers of the Securities to achieve their business goals.

      LEGAL PROCEEDINGS AND LITIGATION. At any time after the Date of Deposit, legal proceedings may be initiated on various grounds, or legislation may be enacted, with respect to the Securities in the Trust or to matters involving the business of the issuer of the Securities. There can be no assurance that future legal proceedings or legislation will not have a material adverse impact on the Trust or will not impair the ability of the issuers of the Securities to achieve their business and investment goals.


                                 PUBLIC OFFERING

      OFFERING PRICE. In calculating the Public Offering Price, the aggregate value of the Securities is determined in good faith by the Evaluator on each "Business Day" as defined in the Trust Agreement in the following manner: (a) for the Municipal Bonds and Zero Coupon Bonds, (i) on the basis of current offering prices for such bonds, (ii) if offering prices are not available for any of the bonds, on the basis of current offering prices for comparable securities, (iii) by making an appraisal of the value of the bonds on the basis of offering prices in the market, or (iv) by any combination of the above; and
(b) for the Fund Shares, because they are listed on a national securities exchange, this evaluation is based on the closing sale prices on that exchange as of the Evaluation Time (unless the Evaluator deems these prices inappropriate as a basis for valuation).

      VOLUME AND OTHER DISCOUNTS. Units are available at a volume discount from the Public Offering Price during the initial public offering based upon the dollar amount of Units purchased. This volume discount will result in a reduction of the sales charge applicable to such purchases. The approximate reduced sales charge on the Public Offering Price applicable to such purchases is as follows:

                                                                    APPROXIMATE
                                                                      REDUCED
                                                                       SALES
          AMOUNT OF PURCHASE                                          CHARGE
          ------------------                                          -------
          $100,000 but less than $250,000...................                 %
          $250,000 but less than $500,000...................                 %
          $500,000 but less than $750,000...................                 %
          $750,000 but less than $1,000,000.................                 %

      For transactions of over $1,000,000, the Sponsor intends to negotiate the applicable sales charge and such charge will be disclosed to any such purchaser. The Sponsor reserves the right to change the discounts from time to time.

      These discounts will apply to all purchases of Units by the same purchaser during the initial public offering period. Units purchased by the same purchasers in separate transactions during the initial public offering period will be aggregated for purposes of determining if such purchaser is entitled to a discount provided that such purchaser must own at least the required dollar amount of Units at the time such determination is made. Units held in the name of the spouse of the purchaser or in the name of a child of the purchaser under 21 years of age are deemed for the purposes hereof to be registered in the name of the purchaser. The discount is also applicable to a trustee or other fiduciary purchasing securities for a single trust estate or single fiduciary account.

      The holders of units of prior series of Smart Trusts (the "Prior Series") may "rollover" into this Trust by exchanging units of the Prior Series for Units of the Trust at their relative net asset values, subject to a reduced sales charge of ___%. An exchange of a Prior Series for Units of the Trust will generally be a taxable event. The rollover option described herein will also be available to investors in the Prior Series who elect to purchase Units of the Trust within 60 days of their liquidation of units in the Prior Series (see "Trust Termination").

      Employees (and their immediate families) of Hennion & Walsh, Inc. (and its affiliates), and of the special counsel to the Sponsor, may, pursuant to employee benefit arrangements, purchase Units of the Trust at a price equal to the aggregate value of the underlying securities in the Trust during the initial offering period, divided by the number of Units outstanding (without a sales charge). Such arrangements result in less selling effort and selling expenses than sales to employee groups of other companies. Resales or transfers of Units purchased under the employee benefit arrangements may only be made through the Sponsor's secondary market, so long as it is being maintained, and not through other broker-dealers.

      Units may be purchased in the primary or secondary market (including purchases by Rollover Unitholders) at the Public Offering Price (for purchases which do not qualify for a volume discount) less the concession the Sponsor typically allows to brokers and dealers for purchases (see "Public Offering--Distribution of Units") by (1) investors who purchase Units through registered investment advisers, certified financial planners and registered broker-dealers who in each case either charge periodic fees for financial planning, investment advisory or asset management service, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge is imposed, (2) bank trust departments investing funds over which they exercise exclusive discretionary investment authority and that are held in a fiduciary, agency, custodial or similar capacity, (3) any person who, for at least 90 days, has been an officer, director or bona fide employee of any firm offering Units for sale to investors or their immediate family members (as described above) and (4) officers and directors of bank holding companies that make Units available directly or through subsidiaries or bank affiliates. Notwithstanding anything to the contrary in this Prospectus, such investors, bank trust departments, firm employees and bank holding company officers and directors who purchase Units through this program will not receive the volume discount.

      DISTRIBUTION OF UNITS. During the initial offering period and thereafter to the extent Units continue to be offered by means of this Prospectus, Units will be distributed by the Sponsor and dealers at the Public Offering Price. The initial offering period is thirty days after each deposit of Securities in the Trust and the Sponsor may extend the initial offering period for successive thirty day periods. Certain banks and thrifts will make Units of the Trust available to their customers on an agency basis. A portion of the sales charge paid by their customers is retained by or remitted to the banks. Under the Glass-Steagall Act, banks are prohibited from underwriting Units; however, the Glass-Steagall Act does permit certain agency transactions and the banking regulators have indicated that these particular agency transactions are permitted under such Act. On November 16, 1999, President Clinton signed the Gramm-Leach-Bliley Act, repealing certain provisions of the Glass-Steagall Act which have restricted affiliation between banks and securities firms and amending the Bank Holding Company Act thereby removing restrictions on banks and insurance companies. The legislation grants banks authority to conduct certain authorized activity through financial subsidiaries. In addition, state securities laws on this issue may differ from the interpretations of federal law expressed herein and banks and financial institutions may be required to register as dealers pursuant to state law.

      The Sponsor intends to qualify the Units for sale in ___ States through dealers who are members of the National Association of Securities Dealers, Inc. Units may be sold to dealers at prices which represent a concession of up to ___% per Unit, subject to the Sponsor's right to change the dealers' concession from time to time. Such Units may then be distributed to the public by the dealers at the Public Offering Price then in effect. The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units.

      Broker-dealers of the Trust, banks and/or others are eligible to participate in a program in which such firms receive from the Sponsor a nominal award for each of their registered representatives who have sold a minimum number of units of unit investment trusts created by the Sponsor during a specified time period. In addition, at various times the Sponsor may implement other programs under which the sales forces of brokers, dealers, banks and/or others may be eligible to win other nominal awards for certain sales efforts or under which the Sponsor will allow to any such brokers, dealers, banks and/or others that sponsor sales contests or recognition programs conforming to criteria established by the Sponsor, or participate in sales programs sponsored by the Sponsor, an amount not exceeding the total applicable sales charges on the sales generated by such person at the public offering price during such programs. Also, the Sponsor in its discretion may from time to time pursuant to objective criteria established by the Sponsor pay fees to qualifying brokers, dealers, banks and/or others for certain services or activities which are primarily intended to result in sales of Units of the Trust. Such payments are made by the Sponsor out of its own assets and not out of the assets of the Trust. These programs will not change the price Unitholders pay for their Units or the amount that the Trust will receive from the Units sold.

      SPONSOR'S PROFITS. The Sponsor will receive a combined gross underwriting commission equal to up to 4.90% of the Public Offering Price per Unit (equivalent to 5.152% of the net amount invested in the Securities). Additionally, the Sponsor may realize a profit on the deposit of the Securities in the Trust representing the difference between the cost of the Securities to the Sponsor and the cost of the Securities to the Trust (See "Portfolio"). The Sponsor may realize profits or sustain losses with respect to Securities deposited in the Trust which were acquired from underwriting syndicates of which they were a member. All or a portion of the Securities deposited in the Trust may have been acquired through the Sponsor.

      During the initial offering period and thereafter to the extent Units continue to be offered by means of this Prospectus, the Underwriter may also realize profits or sustain losses as a result of fluctuations after the Date of Deposit in the aggregate value of the Securities and hence in the Public Offering Price received by the Sponsor for the Units. Cash, if any, made available to the Sponsor prior to settlement date for the purchase of Units may be used in the Sponsor's business subject to the limitations of Rule 15c3-3 of the Securities Exchange Act of 1934 and may be of benefit to the Sponsor.

      Both upon acquisition of Securities and termination of the Trust, the Trustee may utilize the services of the Sponsor for the purchase or sale of all or a portion of the Securities in the Trust. The Sponsor may receive brokerage commissions from the Trust in connection with such purchases and sales in accordance with applicable law.

      In maintaining a market for the Units (see "Sponsor Repurchase") the Sponsor will realize profits or sustain losses in the amount of any difference between the price at which it buys Units and the price at which it resells such Units.


                              RIGHTS OF UNITHOLDERS

      OWNERSHIP OF UNITS. Ownership of Units of the Trust will not be evidenced by certificates. All evidence of ownership of the Units will be recorded in book-entry form at the Depository Trust Company ("DTC") through an investor's brokerage account. Units held through DTC will be deposited by the Sponsor with DTC in the Sponsor's DTC account and registered in the nominee name CEDE & COMPANY. Individual purchases of beneficial ownership interest in the Trust may be made in book-entry form through DTC. Ownership and transfer of Units will be evidenced and accomplished directly and indirectly by book-entries made by DTC and its participants. DTC will record ownership and transfer Units among DTC participants and forward all notices and credit all payments received in respect of the Units held by the DTC participants. Beneficial owners of Units will receive written confirmation of their purchases and sales from the broker-dealer or bank from whom their purchase was made. Units are transferable by making a written request property accompanied by a written instrument or instruments of transfer which should be sent registered or certified mail for the protection of the Unitholder. Holders must sign such written request exactly as their names appear on the records of the Trust. Such signatures must be guaranteed by a commercial bank or trust company, savings and loan association or by a member firm of a national securities exchange.

      DISTRIBUTIONS. Interest income and dividends received by the Trust are credited by the Trustee to an Income Account for the Trust. Other receipts, including the proceeds of Securities disposed of, are credited to a Principal Account for the Trust.

      Distributions to each Unitholder from the Income Account are computed as of the close of business on each Record Date for the following payment date and consist of an amount substantially equal to such Unitholder's pro rata share of the income credited to the Income Account, less expenses. Distributions from the Principal Account of the Trust (other than amounts representing failed contracts, as previously discussed) will be computed as of each Record Date, and will be made to the Unitholders of the Trust on or shortly after the Distribution Date. Proceeds representing principal received from the disposition of any of the Securities between a Record Date and a Distribution Date which are not used for redemptions of Units will be held in the Principal Account and not distributed until the next Distribution Date. Persons who purchase Units between a Record Date and a Distribution Date will receive their first distribution on the Distribution Date after such purchase.

      As of each Record Date, the Trustee will deduct from the Income Account of the Trust, and, to the extent funds are not sufficient therein, from the Principal Account of the Trust, amounts necessary to pay the expenses of the Trust (as determined on the basis set forth under "Trust Expenses and Charges"). The Trustee also may withdraw from said accounts such amounts, if any, as it deems necessary to establish a reserve for any applicable taxes or other governmental charges that may be payable out of the Trust. Amounts so withdrawn shall not be considered a part of such Trust's assets until such time as the Trustee shall return all or any part of such amounts to the appropriate accounts. In addition, the Trustee may withdraw from the Income and Principal Accounts such amounts as may be necessary to cover redemptions of Units by the Trustee.

      The dividend distribution per Unit, if any, cannot be anticipated and may be paid as Securities are redeemed, exchanged or sold, or as expenses of the Trust fluctuate. No distribution need be made from the Principal Account until the balance therein is an amount sufficient to distribute $1.00 per Unit.

      RECORDS. The Trustee shall furnish Unitholders in connection with each distribution a statement of the amount of dividends and interest, if any, and the amount of other receipts, if any, which are being distributed, expressed in each case as a dollar amount per Unit. Within a reasonable time after the end of each calendar year, the Trustee will furnish to each person who at any time during the calendar year was a Unitholder of record, a statement showing (a) as to the Income Account: dividends, interest and other cash amounts received, amounts paid for purchases of Substitute Securities and redemptions of Units, if any, deductions for applicable taxes and fees and expenses of the Trust, and the balance remaining after such distributions and deductions, expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; (b) as to the Principal Account: the dates of disposition of any Securities and the net proceeds received therefrom, deductions for payments of applicable taxes and fees and expenses of the Trust, amounts paid for purchases of Substitute Securities and redemptions of Units, if any, and the balance remaining after such distributions and deductions, expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; (c) a list of the Securities held, a list of Securities purchased, sold or otherwise disposed of during the calendar year and the number of Units outstanding on the last business day of such calendar year; (d) the Redemption Price per Unit based upon the last computation thereof made during such calendar year; and (e) amounts actually distributed to Unitholders during such calendar year from the Income and Principal Accounts, separately stated, of the Trust, expressed both as total dollar amounts and as dollar amounts representing the pro rata share of each Unit outstanding on the last business day of such calendar year.

      The Trustee shall keep available for inspection by Unitholders at all reasonable times during usual business hours, books of record and account of its transactions as Trustee, including records of the names and addresses of Unitholders, a current list of Securities in the portfolio and a copy of the Trust Agreement.


                                    LIQUIDITY


      SPONSOR REPURCHASE. Unitholders who wish to dispose of their Units should inquire of the Sponsor as to current market prices prior to making a tender for redemption. The aggregate value of the Securities will be determined by the Trustee on a daily basis and computed on the basis set forth under "Trustee Redemption." The Sponsor does not guarantee the enforceability, marketability or price of any Securities in the Portfolio or of the Units. The Sponsor may discontinue the repurchase of Units if the supply of Units exceeds demand, or for other business reasons. The date of repurchase is deemed to be the date on which redemption requests are received in proper form by Hennion & Walsh, Inc., 2001 Route 46, Waterview Plaza, Parsippany, New Jersey 07054. Redemption requests received after 4 P.M., New York Time, will be deemed to have been repurchased on the next business day. In the event a market is not maintained for the Units, a Unitholder may be able to dispose of Units only by tendering them to the Trustee for redemption.


      Units purchased by the Sponsor in the secondary market may be reoffered for sale by the Sponsor at a price based on the aggregate value of the Securities in the Trust plus a 4.90% sales charge (or 5.152% of the net amount invested) plus a pro rata portion of amounts, if any, in the Income Account. Any Units that are purchased by the Sponsor in the secondary market also may be redeemed by the Sponsor if it determines such redemption to be in its best interest.

      The Sponsor may, under certain circumstances, as a service to Unitholders, elect to purchase any Units tendered to the Trustee for redemption (see "Trustee Redemption"). Factors which the Sponsor will consider in making a determination will include the number of Units of all Trusts which it has in inventory, its estimate of the salability and the time required to sell such Units and general market conditions. For example, if in order to meet redemptions of Units the Trustee must dispose of Securities, and if such disposition cannot be made by the redemption date (three calendar days after tender), the Sponsor may elect to purchase such Units. Such purchase shall be made by payment to the Unitholder not later than the close of business on the redemption date of an amount equal to the Redemption Price on the date of tender.

      TRUSTEE REDEMPTION. At any time prior to the Evaluation Time on the business day preceding the commencement of the Liquidation Period (approximately ___ years from the Date of Deposit), Units may also be tendered to the Trustee for redemption upon payment of any relevant tax by contacting the Sponsor, broker, dealer or financial institution holding such Units in street name. In certain instances, additional documents may be required, such as trust instrument, certificate of corporate authority, certificate of death or appointment as executor, administrator or guardian. At the present time there are no specific taxes related to the redemption of Units. No redemption fee will be charged by the Sponsor or the Trustee. Units redeemed by the Trustee will be canceled.

      Within three business days following a tender for redemption, the Unitholder will be entitled to receive an amount for each Unit tendered equal to the Redemption Price per Unit computed as of the Evaluation Time on the date of tender. The "date of tender" is deemed to be the date on which Units are received by the Trustee, except that with respect to Units received after the close of trading on the New York Stock Exchange (4:00 p.m. Eastern Time), the date of tender is the next day on which such Exchange is open for trading, and such Units will be deemed to have been tendered to the Trustee on such day for redemption at the Redemption Price computed on that day.

      A Unitholder will receive his redemption proceeds in cash and amounts paid on redemption shall be withdrawn from the Income Account, or, if the balance therein is insufficient, from the Principal Account. All other amounts paid on redemption shall be withdrawn from the Principal Account. The Trustee is empowered to sell Securities in order to make funds available for redemptions. Such sales, if required, could result in a sale of Securities by the Trustee at a loss. To the extent Securities are sold, the size and diversity of the Trust will be reduced. Provision is made in the Trust Agreement under which the Sponsor may, but need not, specify minimum amounts in which blocks of Securities are to be sold in order to obtain the best price for the Trust.

      The Redemption Price per Unit is the pro rata share of the Unit in the Trust determined by the Trustee on the basis of (i) the cash on hand in the Trust or moneys in the process of being collected, (ii) the value of the Securities in the Trust as determined by the Evaluator as set forth below, less
(a) amounts representing taxes or other governmental charges payable out of the Trust, (b) the accrued expenses of the Trust and (c) cash allocated for the distribution to Unitholders of record as of the business day prior to the evaluation being made. As of the close of the initial offering period the Redemption Price per Unit will be reduced to reflect the payment of the per Unit organization costs to the Sponsor. Therefore, the amount of the Redemption Price per Unit received by a Unitholder will include the portion representing organization costs only when such Units are tendered for redemption prior to the close of the initial offering period. Because the Fund Shares are listed on a national securities exchange, the Trustee may determine the value of the Securities in the Trust based on the closing sale prices on that exchange. For the Municipal Bonds and Zero Coupon Bonds, and in the event there is no closing purchase price for the Fund Shares, the Evaluator shall use any of the following methods, or a combination thereof, which it deems appropriate: (a) on the basis of current bid prices for comparable securities, (b) by appraising the value of the Securities on the bid side of the market or (c) by any combination of the above.

      The Trustee is irrevocably authorized in its discretion, if the Sponsor does not elect to purchase a Unit tendered for redemption or if the Sponsor tenders a Unit for redemption, in lieu of redeeming such Unit, to sell such Unit in the over-the-counter market for the account of the tendering Unitholder at prices which will return to the Unitholder an amount in cash, net after deducting brokerage commissions, transfer taxes and other charges, equal to or in excess of the Redemption Price for such Unit. The Trustee will pay the net proceeds of any such sale to the Unitholder on the day he would otherwise be entitled to receive payment of the Redemption Price.

      The Trustee reserves the right to suspend the right of redemption and to postpone the date of payment of the Redemption Price per Unit for any period during which the New York Stock Exchange is closed, other than customary weekend and holiday closings, or trading on that Exchange is restricted or during which (as determined by the Securities and Exchange Commission) an emergency exists as a result of which disposal or evaluation of the Securities is not reasonably practicable, or for such other periods as the Securities and Exchange Commission may by order permit. The Trustee and the Sponsor are not liable to any person or in any way for any loss or damage which may result from any such suspension or postponement.

      A Unitholder who wishes to dispose of his Units should inquire of his bank or broker in order to determine if there is a current secondary market price in excess of the Redemption Price.

                              TRUST ADMINISTRATION

      PORTFOLIO SUPERVISION. The Trust is a unit investment trust and is not a managed fund. Traditional methods of investment management for a managed fund typically involve frequent changes in a portfolio of securities on the basis of economic, financial and market analyses. The Portfolio of the Trust, however, will not be managed and therefore the adverse financial condition of an issuer will not necessarily require the sale of its Securities from the portfolio. It is unlikely that the Trust will sell any of the Securities other than to satisfy redemptions of Units, or to cease buying Additional Securities in connection with the issuance of additional Units. However, the Trust Agreement provides that the Sponsor may direct the disposition of Securities upon the occurrence of certain events including: (1) default in payment of amounts due on any of the Securities; (2) institution of certain legal proceedings; (3) default under certain documents materially and adversely affecting future declaration or payment of amounts due or expected; (4) determination of the Sponsor that the tax treatment of the Trust as a grantor trust would otherwise be jeopardized; or
(5) decline in price as a direct result of serious adverse credit factors affecting the issuer of a Security which, in the opinion of the Sponsor, would make the retention of the Security detrimental to the Trust or the Unitholders.

      In addition, the Trust Agreement provides as follows:

            (a) If a default in the payment of amounts due on any Security occurs pursuant to provision (1) above and if the Sponsor fails to give immediate instructions to sell or hold that Security, the Trustee, within 30 days of that failure by the Sponsor, shall sell the Security.

            (b) It is the responsibility of the Sponsor to instruct the Trustee to reject any offer made by an issuer of any of the Securities to issue new securities in exchange and substitution for any Security pursuant to a recapitalization or reorganization. If any exchange or substitution is effected notwithstanding such rejection, any securities or other property received shall be promptly sold unless the Sponsor directs that it be retained.

            (c) Any property received by the Trustee after the Date of Deposit as a distribution on any of the Securities in a form other than cash or additional shares of the Securities, shall be promptly sold unless the Sponsor directs that it be retained by the Trustee. The proceeds of any disposition shall be credited to the Income or Principal Account of the Trust.

            In determining whether to dispose of or hold Securities, a new security or property, the Sponsor may be advised by the Portfolio Supervisor.

      TRUST AGREEMENT AND AMENDMENT. The Trust Agreement may be amended by the Trustee and the Sponsor without the consent of Unitholders: (1) to cure any ambiguity or to correct or supplement any provision which may be defective or inconsistent; (2) to change any provision thereof as may be required by the Securities and Exchange Commission or any successor governmental agency; or (3) to make such other provisions in regard to matters arising thereunder as shall not adversely affect the interests of the Unitholders.

      The Trust Agreement may also be amended in any respect, or performance of any of the provisions thereof may be waived, with the consent of investors holding 66 2/3% of the Units then outstanding for the purpose of modifying the rights of Unitholders; provided that no such amendment or waiver shall reduce any Unitholder's interest in the Trust without his consent or reduce the percentage of Units required to consent to any such amendment or waiver without the consent of the holders of all Units. The Trust Agreement may not be amended, without the consent of the holders of all Units in the Trust then outstanding, to increase the number of Units issuable or to permit the acquisition of any Securities in addition to or in substitution for those deposited in such Trust, except in accordance with the provisions of the Trust Agreement. The Trustee shall promptly notify Unitholders, in writing, of the substance of any such amendment.

      TRUST TERMINATION. The Trust Agreement provides that the Trust shall terminate as of the Evaluation Time on the business day preceding the Liquidation Period or upon the earlier maturity, redemption or other disposition, as the case may be, of the last of the Securities held in such Trust and in no event is it to continue beyond the Mandatory Termination Date. If the value of the Trust shall be less than the minimum amount set forth under "Summary of Essential Information" in Part A, the Trustee may, in its discretion, and shall, when so directed by the Sponsor, terminate the Trust. The Trust may also be terminated at any time with the consent of the investors holding 100% of the Units then outstanding. The Trustee may utilize the services of the Sponsor for the sale of all or a portion of the Securities in the Trust, and in so doing, the Sponsor will determine the manner, timing and execution of the sales of the underlying Securities. Any brokerage commissions received by the Sponsor from the Trust in connection with such sales will be in accordance with applicable law. In the event of termination, written notice thereof will be sent by the Trustee to all Unitholders.

      THE SPONSOR. The Sponsor, Hennion & Walsh, Inc., a New Jersey corporation, is a broker dealer registered under the Securities Exchange Act of 1934. The Sponsor is a member of the National Association of Securities Dealers, Inc. and the Securities Investor Protection Corporation.

      The information included herein is only for the purpose of informing investors as to the financial responsibility of the Sponsor and its ability to carry out its contractual obligations. The Sponsor will be under no liability to Unitholders for taking any action, or refraining from taking any action, in good faith pursuant to the Trust Agreement, or for errors in judgment except in cases of its own willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties.

      The Sponsor may resign at any time by delivering to the Trustee an instrument of resignation executed by the Sponsor. If at any time the Sponsor shall resign or fail to perform any of its duties under the Trust Agreement or becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities, then the Trustee may either (a) appoint a successor Sponsor;
(b) terminate the Trust Agreement and liquidate the Trust; or (c) continue to act as Trustee without terminating the Trust Agreement. Any successor Sponsor appointed by the Trustee shall be satisfactory to the Trustee and, at the time of appointment, shall have a net worth of at least $1,000,000.

      THE TRUSTEE. The Trustee is The Bank of New York, a trust company organized under the laws of New York, having its offices at 101 Barclay Street, New York, New York 10286. The Trustee is subject to supervision by the Superintendent of Banks of the State of New York, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System. In connection with the storage and handling of certain Securities deposited in the Trust, the Trustee may use the services of The Depository Trust Company. These services may include safekeeping of the Securities and coupon-clipping, computer book-entry transfer and institutional delivery services. The Depository Trust Company is a limited purpose trust company organized under the Banking Law of the State of New York, a member of the Federal Reserve System and a clearing agency registered under the Securities Exchange Act of 1934.

      The Trustee shall not be liable or responsible in any way for taking any action, or for refraining from taking any action, in good faith pursuant to the Trust Agreement, or for errors in judgment; or for any disposition of any moneys, Securities or Units in accordance with the Trust Agreement, except in cases of its own willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties; provided, however, that the Trustee shall not in any event be liable or responsible for any evaluation made by any independent evaluation service employed by it. In addition, the Trustee shall not be liable for any taxes or other governmental charges imposed upon or in respect of the Securities or the Trust which it may be required to pay under current or future law of the United States or any other taxing authority having jurisdiction. The Trustee shall not be liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the Securities pursuant to the Trust Agreement.

      For further information relating to the responsibilities of the Trustee under the Trust Agreement, reference is made to the material set forth under "Rights of Unitholders."

      The Trustee may resign by executing an instrument in writing and filing the same with the Sponsor, and mailing a copy of a notice of resignation to all Unitholders. In such an event the Sponsor is obligated to appoint a successor Trustee as soon as possible. In addition, if the Trustee becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities, the Sponsor may remove the Trustee and appoint a successor as provided in the Trust Agreement. Notice of such removal and appointment shall be mailed to each Unitholder by the Sponsor. If upon resignation of the Trustee no successor has been appointed and has accepted the appointment within thirty days after notification, the retiring Trustee may apply to a court of competent jurisdiction for the appointment of a successor. The resignation or removal of the Trustee becomes effective only when the successor Trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor Trustee. Upon execution of a written acceptance of such appointment by such successor Trustee, all the rights, powers, duties and obligations of the original Trustee shall vest in the successor.

      Any corporation into which the Trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which the Trustee shall be a party, shall be the successor Trustee. The Trustee must always be a banking corporation organized under the laws of the United States or any State and have at all times an aggregate capital, surplus and undivided profits of not less than $2,500,000.

      THE EVALUATOR. The Evaluator is Kenny S&P Evaluation Services, a division of J.J. Kenny & Co., Inc., with its main offices located at 65 Broadway, New York, New York 10006. The Evaluator is a wholly-owned subsidiary of The McGraw Hill Companies. The Evaluator is a registered investment advisor and also provides financial information services.

      The value of the Securities in the Trust portfolio is determined in good faith by the Evaluator on the basis set forth under "Public Sale of Units--Public Offering Price." The Sponsor, the Trustee and the Unitholders may rely on any evaluation furnished by the Evaluator and shall have no responsibility for the accuracy thereof. Determinations by the Evaluator under the Trust Agreement shall be made in good faith upon the basis of the best information available to it, provided, however, that the Evaluator shall be under no liability to the Sponsor, the Trustee or Unitholders for errors in judgment, except in cases of its own willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties.

      The Evaluator may resign or may be removed by the Sponsor and Trustee, and the Sponsor and the Trustee are to use their best efforts to appoint a satisfactory successor. Such resignation or removal shall become effective upon the acceptance of appointment by the successor Evaluator. If upon resignation of the Evaluator no successor has accepted appointment within the thirty days after notice of resignation, the Evaluator may apply to a court of competent jurisdiction for the appointment of a successor.


                           TRUST EXPENSES AND CHARGES

      Investors will reimburse the Sponsor on a per Unit basis, for all or a portion of the estimated costs incurred in organizing the Trust, including the cost of the initial preparation, printing and execution of the registration statement and the indenture, Federal and State registration fees, the initial fees and expenses of the Trustee, legal expenses and any other out-of-pocket costs. The estimated organization costs will be paid from the assets of the Trust as of the close of the initial public offering period. To the extent that actual organization costs are less than the estimated amount, only the actual organization costs will be deducted form the assets of the Trust. To the extent that actual organization costs are greater than the estimated amount, only the estimated organization costs included in the Public Offering Price will be reimbursed to the Sponsor. Any balance of the costs incurred in establishing the Trust, as well as advertising and selling costs, will be paid by the Sponsor at no cost to the Trust.

      Hennion & Walsh Asset Management, Inc., an affiliate of Hennion & Walsh, Inc., will receive for portfolio supervisory services to the Trust an Annual Fee in the amount set forth under "Summary of Essential Information" in Part A. This fee may exceed the actual cost of providing portfolio supervisory services for the Trust, but at no time will the total amount received for portfolio supervisory services rendered to all series of the Smart Trust in any calendar year exceed the aggregate cost to the Portfolio Supervisor of supplying such services in such year. (See "Administration of the Trust --Portfolio Supervision.")

      The Trustee will receive, for its ordinary recurring services to the Trust, an annual fee in the amount set forth under "Summary of Essential Information" in Part A. For a discussion of the services performed by the Trustee pursuant to its obligations under the Trust Agreement, see "Trust Administration" and "Rights of Unitholders."

      The Evaluator will receive, for each daily evaluation of the Municipal Bonds and Zero Coupon Bonds in the Trust, a fee in the amount set forth under "Summary of Essential Information" in Part A.

      The Trustee's and Evaluator's fees are payable as of each Record Date from the Income Account of the Trust to the extent funds are available and then from the Principal Account. Both fees may be increased without approval of the Unitholders by amounts not exceeding proportionate increases in consumer prices for services as measured by the United States Department of Labor's Consumer Price Index entitled "All Services Less Rent."

      The following additional charges are or may be incurred by the Trust: all expenses (including counsel fees) of the Trustee incurred and advances made in connection with its activities under the Trust Agreement, including the expenses and costs of any action undertaken by the Trustee to protect the Trust and the rights and interests of the Unitholders; fees of the Trustee for any extraordinary services performed under the Trust Agreement; indemnification of the Trustee for any loss or liability accruing to it without gross negligence, bad faith or willful misconduct on its part, arising out of or in connection with its acceptance or administration of the Trust; indemnification of the Sponsor for any losses, liabilities and expenses incurred in acting as sponsors of the Trust without gross negligence, bad faith or willful misconduct on its part; and all taxes and other governmental charges imposed upon the Securities or any part of the Trust (no such taxes or charges are being levied, made or, to the knowledge of the Sponsor, contemplated). The above expenses, including the Trustee's fees, when paid by or owing to the Trustee are secured by a first lien on the Trust to which such expenses are charged. In addition, the Trustee is empowered to sell the Securities in order to make funds available to pay all expenses.

      Unless the Sponsor otherwise directs, the accounts of the Trust shall be audited not less than annually by independent public accountants selected by the Sponsor. The expenses of the audit shall be an expense of the Trust. Unitholders covered by the audit during the year may receive a copy of the audited financial statements upon request.


                     EXCHANGE PRIVILEGE AND CONVERSION OFFER

      Unitholders will be able to elect to exchange any or all of their Units of this Trust for Units of one or more of any available series of Smart Trust (the "Exchange Trusts") subject to a reduced sales charge as set forth in the prospectus of the Exchange Trust (the "Exchange Privilege"). Unit owners of any registered unit investment trust for which there is no active secondary market in the units of such trust (a "Redemption Trust") will be able to elect to redeem such units and apply the proceeds of the redemption to the purchase of available Units of one or more series of an Exchange Trust (the "Conversion Trusts") at the Public Offering Price for units of the Conversion Trust subject to a reduced sales charge as set forth in the prospectus of the Conversion Trust (the "Conversion Offer"). Under the Exchange Privilege, the Sponsor's repurchase price during the initial offering period of the Units being surrendered will be based on the market value of the Securities in the Trust portfolio or on the aggregate offer price of the Bonds in the other Trust Portfolios; and, after the initial offering period has been completed, will be based on the aggregate bid price of the securities in the particular Trust portfolio. Under the Conversion Offer, units of the Redemption Trust must be tendered to the trustee of such trust for redemption at the redemption price determined as set forth in the relevant Redemption Trust's prospectus. Units in an Exchange or Conversion Trust will be sold to the Unitholder at a price based on the aggregate offer price of the securities in the Exchange or Conversion Trust portfolio (or for units of the Smart Trust, based on the market value of the underlying securities in the trust portfolio) during the initial public offering period of the Exchange or Conversion Trust; and after the initial public offering period has been completed, based on the aggregate bid price of the securities in the Exchange or Conversion Trust Portfolio if its initial offering has been completed plus accrued interest (or for units of the Smart Trust, based on the market value of the underlying securities in the trust portfolio) and a reduced sales charge.

      Except for Unitholders who wish to exercise the Exchange Privilege or Conversion Offer within the first five months of their purchase of Units of the Exchange or Redemption Trust, any purchaser who purchases Units under the Exchange Privilege or Conversion Offer will pay a lower sales charge than that which would be paid for the Units by a new investor. For Unitholders who wish to exercise the Exchange Privilege or Conversion Offer within the first five months of their purchase of Units of the Exchange or Redemption Trust, the sales charge applicable to the purchase of units of an Exchange or Conversion Trust shall be the greater of (i) the reduced sales charge or (ii) an amount which when coupled with the sales charge paid by the Unitholder upon his original purchase of Units of the Exchange or Redemption Trust would equal the sales charge applicable in the direct purchase of units of an Exchange or Conversion Trust.

      In order to exercise the Exchange Privilege the Sponsor must be maintaining a secondary market in the units of the available Exchange Trust. The Conversion Offer is limited only to unit owners of any Redemption Trust. Exercise of the Exchange Privilege and the Conversion Offer by Unitholders is subject to the following additional conditions (i) at the time of the Unitholder's election to participate in the Exchange Privilege or the Conversion Offer, there must be units of the Exchange or Conversion Trust available for sale, either under the initial primary distribution or in the Sponsor's secondary market, and (iii) exchanges will be effected in whole units only. Unitholders will not be permitted to advance any funds in excess of their redemption in order to complete the exchange. Any excess proceeds received from a Unitholder for exchange, or from units being redeemed for conversion, will be remitted to such Unitholder.

      The Sponsor reserves the right to suspend, modify or terminate the Exchange Privilege and/or the Conversion Offer. The Sponsor will provide Unitholders of the Trust with 60 days' prior written notice of any termination or material amendment to the Exchange Privilege or the Conversion Offer, provided that, no notice need be given if (i) the only material effect of an amendment is to reduce or eliminate the sales charge payable at the time of the exchange, to add one or more series of the Trust eligible for the Exchange Privilege or the Conversion Offer, to add any new unit investment trust sponsored by Hennion & Walsh or a sponsor controlled by or under common control with Hennion & Walsh, or to delete a series which has been terminated from eligibility for the Exchange Privilege or the Conversion Offer, (ii) there is a suspension of the redemption of units of an Exchange or Conversion Trust under
Section 22(e) of the Investment Company Act of 1940, or (iii) an Exchange Trust temporarily delays or ceases the sale of its units because it is unable to invest amounts effectively in accordance with its investment objectives, policies and restrictions. During the 60-day notice period prior to the termination or material amendment of the Exchange Privilege described above, the Sponsor will continue to maintain a secondary market in the units of all Exchange Trusts that could be acquired by the affected Unitholders. Unitholders may, during this 60-day period, exercise the Exchange Privilege in accordance with its terms then in effect.

      To exercise the Exchange Privilege, a Unitholder should notify the Sponsor of his desire to exercise his Exchange Privilege. To exercise the Conversion Offer, a unit owner of a Redemption Trust should notify his retail broker of his desire to redeem his Redemption Trust Units and use the proceeds from the redemption to purchase Units of one or more of the Conversion Trusts. If Units of a designated, outstanding series of an Exchange or Conversion Trust are at the time available for sale and such Units may lawfully be sold in the state in which the Unitholder is a resident, the Unitholder will be provided with a current prospectus or prospectuses relating to each Exchange or Conversion Trust in which he indicates an interest. He may then select the Trust or Trusts into which he desires to invest the proceeds from his sale of Units. The exchange transaction will operate in a manner essentially identical to a secondary market transaction except that units may be purchased at a reduced sales charge. The conversion transaction will be handled entirely through the unit owner's retail broker. The retail broker must tender the units to the trustee of the Redemption Trust for redemption and then apply the proceeds to the redemption toward the purchase of units of a Conversion Trust at a price based on the aggregate offer or bid side evaluation per Unit of the Conversion Trust, depending on which price is applicable, plus accrued interest and the applicable sales charge. The certificates must be surrendered to the broker at the time the redemption order is placed and the broker must specify to the Sponsor that the purchase of Conversion Trust Units is being made pursuant to the Conversion Offer. The unit owner's broker will be entitled to retain a portion of the sales charge.

      TAX CONSEQUENCES OF THE EXCHANGE PRIVILEGE AND THE CONVERSION OFFER. A surrender of Units pursuant to the Exchange Privilege or the Conversion Offer will constitute a "taxable event" to the Unitholder under the Internal Revenue Code. The Unitholder will realize a tax gain or loss that will be of a long- or short-term capital or ordinary income nature depending on the length of time the units have been held, whether the Units are held as capital assets and other factors. (See "Tax Status.") A Unitholder's tax basis in the Units acquired pursuant to the Exchange Privilege or Conversion Offer will be equal to the purchase price of such Units. Investors should consult their own tax advisors as to the tax consequences to them of exchanging or redeeming units and participating in the Exchange Privilege or Conversion Offer.


                                   TAX STATUS

      This is a general discussion of certain Federal income tax consequences of the purchase, ownership and disposition of the Units by U.S. citizens and residents and corporations organized in the United States. The summary is limited to investors who hold the Units as "capital assets" (generally, property held for investment) within the meaning of the Internal Revenue Code and does not address the tax consequences of Units held by dealers, financial institutions or insurance companies. Unitholders should consult their tax advisers in determining the Federal, state, local and any other tax consequences of the purchase, ownership and disposition of Units.

      In rendering the opinion set forth below, Paul, Hastings, Janofsky & Walker LLP has examined the Agreement, the final form of Prospectus dated the date hereof and the documents referred to therein, among others, and has relied on the validity of said documents and the accuracy and completeness of the facts set forth therein. In the opinion of Paul, Hastings, Janofsky & Walker LLP, special counsel for the Sponsor, under existing law:

            1. The Trust will be classified as a grantor trust for Federal income tax purposes and not as a partnership or association taxable as a corporation. Classification of the Trust as a grantor trust will cause the Trust not to be subject to Federal income tax, and will cause the Unitholders of the Trust to be treated for Federal income tax purposes as the owners of a pro rata portion of the assets of the Trust. All income received by the Trust will be treated as income of the Unitholders in the manner set forth below.

            2. The Trust is not subject to the New York Franchise Tax on Business Corporations or the New York City General Corporation Tax. For a Unitholder who is a New York resident, however, a pro rata portion of all or part of the income of the Trust will be treated as income of the Unitholder under the income tax laws of the State and City of New York. Similar treatment may apply in other states.

      A taxable event will generally occur with respect to each Unitholder when the Trust disposes of a Security (whether by sale, exchange or redemption) or upon the sale, exchange or redemption of Units by the Unitholder. The price a Unitholder pays for its Units, including sales charges, is allocated among its pro rata portion of each Security held by the Trust (in proportion to the fair market values thereof on the date the Unitholder purchases its Units) in order to determine its initial cost for its pro rata portion of each Security held by the Trust.

      In the case of stripped bonds, such as the Zero Coupon Bonds held by the Trust, the Trust is treated as having acquired bonds having original issue discount equal to the excess of the amount due at the maturity of the bonds over the purchase price of the bonds. The original issue discount must be accrued between the date the Trust purchased the bonds and the date the bonds mature. Income from the accrual of original issue discount on the bonds will be includable in income by a Unitholder in the year of accrual even if there is no corresponding cash payment. The tax basis of a Unitholder with respect to their interest in Zero Coupon Bonds is increased by the amount of original issue discount included in the Unitholder's gross income.

      A Unitholder may acquire its Units, or the Trust may acquire Zero Coupon Bonds at a price that represents a market discount for the stripped bonds. A Unitholder has an interest in market discount stripped bonds if the Unitholder's tax cost for his pro rata interest in the Zero Coupon Bonds is less than the amount to be paid at the maturity of the stripped bonds (or the issue price plus original issue discount accrued up to the acquisition date, in the case of an original issue discount stripped United States municipal bonds). Zero Coupon Bonds purchased at a market discount tend to increase in market value as they approach maturity, when the principal amount is payable, thus increasing the potential for taxable gain (or reducing the potential for loss) on their redemption, maturity or sale. Gain on the disposition of Zero Coupon Bonds purchased at a market discount generally will be treated as ordinary income, rather than capital gain, to the extent of the accrued market discount. If a Unitholder has an interest in market discount Zero Coupon Bonds and has incurred debt to acquire Units, the deductibility of a portion of the interest incurred on such debt may be limited.

      The Trust will also own shares in the Funds, which are entities that have elected and qualified to be treated as a regulated investment companies. Such qualification relieves the Funds of liability from Federal income tax to the extent its earnings are distributed in accordance with the applicable provisions of the Internal Revenue Code related to regulated investment companies. Distributions by the Funds of their investment company taxable income will be taxable to its shareholders as ordinary income. Distributions by the Funds of its net capital gain, which are designated as capital gains dividends by the Funds, will be taxable to its shareholders as long-term capital gain, regardless of the length of time the shareholders have held their investment in the Funds.

      A Unitholder's portion of gain, if any, upon the sale, exchange or redemption of Units or the disposition of Securities held by the Trust will generally be considered a capital gain (except for the portion, if any, attributable to accrued original issue discount or accrued market discount) and will be long-term if the Unitholder has held its Units (and the Trust has held the Securities) for more than one year. Capital gains realized by corporations are generally taxed at the same rates applicable to ordinary income, but non-corporate taxpayers who realize long-term capital gains may be subject to a reduced maximum tax rate of 15%, rather than the "regular" maximum tax rate on ordinary income of 35%. Tax rates may increase prior to the time when Unitholders may realize gains from the sale, exchange or redemption of the Units or Securities.

      A Unitholder's portion of loss, if any, upon the sale or redemption of Units or the disposition of Securities held by the Trust will generally be considered a capital loss and will be long-term if the Unitholder has held its Units (and the Trust has held the Securities) for more than one year. Capital losses are deductible to the extent of capital gains; in addition, up to $3,000 of capital losses ($1,500 for married individuals filing separately) recognized by non-corporate Unitholders may be deducted against ordinary income.

      A Unitholder that itemizes its deductions may also deduct its pro rata share of the fees and expenses of the Trust, but only to the extent that such amounts, together with the Unitholder's other miscellaneous deductions, exceed 2% of its adjusted gross income. The deduction of fees and expenses is subject to limitations for individuals with incomes in excess of certain thresholds.

      After the end of each calendar year, the Trustee will furnish to each Unitholder an annual statement containing information relating to the dividends received by the Trust on the Securities, the gross proceeds received by the Trust from the disposition of any Security, and the fees and expenses paid by the Trust. The Trustee will also furnish annual information returns to each Unitholder and to the Internal Revenue Service.

      Entities that generally qualify for an exemption from Federal income tax, such as many pension trusts, are nevertheless taxed under Section 511 of the Code on unrelated business taxable income. Unrelated business taxable income is income from a trade or business regularly carried on by the tax-exempt entity that is unrelated to the entity's exempt purpose. Unrelated business taxable income generally does not include dividend or interest income or gain from the sale of investment property, unless such income is derived from property that is debt-financed or is dealer property. A tax-exempt entity's dividend income from the Trust and gain from the sale of Units in the Trust or the Trust's sale of Securities is not expected to constitute unrelated business taxable income to such tax-exempt entity unless the acquisition of the Unit itself is debt-financed or constitutes dealer property in the hands of the tax-exempt entity.

      The Trust is required to report to the Internal Revenue Service all distributions. Unitholders are required to provide the Trust with their taxpayer identification number, which is an individual's social security number. If a valid taxpayer identification number is not provided, or if the Trust has received notification that a Unitholder is subject to withholding or certain other conditions apply, the Trust is required to withhold as "backup withholding" under federal tax law 28% of distributions otherwise payable by the Trust. Amounts so withheld are subject to credit against a Unitholder's federal income tax liability if appropriate documentation is supplied.

      Prospective investors are urged to consult their own tax advisers concerning the Federal, state, local and any other tax consequences of the purchase, ownership and disposition of Units prior to investing in the Trust.

                                  OTHER MATTERS

      LEGAL OPINIONS. The legality of the Units offered hereby and certain matters relating to federal tax law have been passed upon by Paul, Hastings, Janofsky & Walker LLP, 75 East 55th Street, New York, New York 10022 as counsel for the Sponsor _________________________ have acted as counsel for the Trustee.

      INDEPENDENT ACCOUNTANTS. The Statement of Financial Condition, including the Portfolio, is included herein in reliance upon the report of Ernst & Young LLP, independent auditors, and upon the authority of said firm as experts in accounting and auditing.

                                 BOND RATINGS*

      All ratings shown under Part A, "Portfolio", except those identified otherwise, are by Standard & Poor's.

      Standard & Poor's

      A Standard & Poor's corporate or municipal bond rating is a current assessment of the creditworthiness of an obligor with respect to a specific debt obligation. This assessment of creditworthiness may take into consideration obligors such as guarantors, insurers, or lessees. The bond rating is not a recommendation to purchase or sell a security, inasmuch as it does not comment as to market price or suitability for a particular investor. The ratings are based on current information furnished to Standard & Poor's by the issuer and obtained by Standard & Poor's from other sources it considers reliable. The ratings may be changed, suspended or withdrawn as a result of changes in, or unavailability of, such information.


      The ratings are based, in varying degrees, on the following considerations:

            I. Likelihood of default--capacity and willingness of the obligor as to the timely payment of interest and repayment of principal in accordance with the terms of the obligation;


            II: Nature of and provisions of the obligation; and


            III. Protection afforded by, and relative position of, the obligation in the event of bankruptcy, reorganization or other arrangement under the laws of bankruptcy and other laws affecting creditors' rights.


      AAA--This is the highest rating assigned by Standard & Poor's to a debt obligation and indicates an extremely strong capacity to pay interest and repay principal.

      AA--Bonds rated AA have a very strong capacity to pay interest and repay principal, and in the majority of instances they differ from AAA issues only in small degrees.

      A--Bonds rated A have a strong capacity to pay interest and repay principal, although they are somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than bonds in higher-rated categories.


--------
*   As described by the rating agencies.

      BBB--Bonds rated BBB are regarded as having an adequate capacity to pay interest and repay principal. Whereas they normally exhibit adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to weakened capacity to pay interest and repay principal for bonds in this category than for bonds in the higher-rated categories.


      Plus (+) or Minus (-): To provide more detailed indications of credit quality, the ratings from "AA" to "BB" may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.


      Provisional Ratings: The letter "p" following a rating indicates the rating is provisional. A provisional rating assumes the successful completion of the project being financed by the issuance of the bonds being rated and indicates that payment of debt service requirements is largely or entirely dependent upon the successful and timely completion of the project. This rating, however, while addressing credit quality subsequent to completion, makes no comment on the likelihood of, or the risk of default upon failure of, such completion. Accordingly, the investor should exercise his own judgment with respect to such likelihood and risk.


      Conditional rating(s), indicated by "Con" are given to bonds for which the continuance of the security rating is contingent upon Standard & Poor's receipt of an executed copy of the escrow agreement or closing documentation confirming investments and cash flows and/or the security rating is conditional upon the issuance of insurance by the respective insurance company.



      Moody's


      A brief description of the applicable Moody's rating symbols and their meanings is as follows:

      Aaa--Bonds which are rated Aaa are judged to be of the best quality. They carry the smallest degree of investment risk and are generally referred to as "gilt edge". Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues.


      Aa--Bonds which are rated Aa are judged to be of high quality by all standards. Together with the Aaa group they comprise what are generally known as high grade bonds. Aa bonds are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities or fluctuation of protective elements may be of greater amplitude or there may be other elements present which make the long-term risks appear somewhat larger than in Aaa securities.


      A--Bonds which are rated A possess many favorable investment attributes and are to be considered as upper medium grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present which suggest a susceptibility to impairment sometime in the future.


      Baa--Bonds which are rated Baa are considered as medium grade obligations: i.e., they are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.


      Rating symbols may include numerical modifiers "1," "2," or "3." The numerical modifier "1" indicates that the security ranks at the high end, "2" in the mid-range, and "3" nearer the low end of the generic category. These modifiers of rating symbols "Aa," "A" and "Baa" are to give investors a more precise indication of relative debt quality in each of the historically defined categories.

                       FEDERAL TAX FREE VS. TAXABLE INCOME


      This table shows the approximate yields which taxable securities must earn in various income brackets to produce, after federal income tax, returns equivalent to specified tax-exempt bond yields. The table is computed on the theory that the taxpayer's highest bracket tax rate is applicable to the entire amount of any increase or decrease in his taxable income resulting from a switch from taxable to tax-exempt securities or vice versa. The table reflects projected effective federal income tax rates and tax brackets for the 2003 taxable year. Several of these rates were reduced under recent legislation and these rates are subject to change and several items of tax reduction under the 2003 tax legislation are scheduled to revert to prior law in future years unless made permanent by future legislation. Because the federal rate brackets are subject to adjustment based on changes in the Consumer Price Index, the taxable equivalent yields for subsequent years may vary somewhat from those indicated in the table. Use this table to find your tax bracket. Read across to determine the approximate taxable yield you would need to equal a return free of federal income tax.


2003 Tax Year
------------------------------------------------------------------------------------------------------------------------------------
          Taxable Income Bracket                                                         Tax Exempt Yield
                                             Federal    Effective
                                               Tax       Federal
Joint Return          Single Return           Bracket    Tax Rate   4.00%     4.50%     5.00%     5.50%     6.00%     6.50%
                                                                           Taxable Equivalent Yield
------------------------------------------------------------------------------------------------------------------------------------
$        0- 14,000   $          0- 7,000      10.00%     10.00%     4.44%     5.00%     5.56%     6.11%     6.67%      7.22%
$   14,001- 56,800   $      7,001- 28,400     15.00      15.00      4.71      5.29      5.88      6.47      7.06       7.65
$   56,801-114,650   $     28,401- 68,800     25.00      25.00      5.33      6.00      6.67      7.33      8.00       8.67
$  114,651-139,500   $     68,801-139,500     28.00      28.00      5.56      6.25      6.94      7.64      8.33       9.03
$  139,501-174,700   $    139,501-143,500     28.00      28.84      5.62      6.32      7.03      7.73      8.43       9.13
$  174,701-311,950   $    143,501-311,950     33.00      33.99      6.06      6.82      7.57      8.33      9.09       9.85
Over $311,950        Over $311,950            35.00      36.05      6.25      7.04      7.82      8.60      9.38      10.16
------------------------------------------------------------------------------------------------------------------------------------

Note: This table reflects the following:


      1 Taxable income, as reflected in the above table, equals federal adjusted gross income (AGI), less personal exemptions and itemized deductions. However, certain itemized deductions are reduced by the lesser of (i) three percent of the amount of the taxpayer's AGI over $139,500, or (ii) 80 percent of the amount of such itemized deductions otherwise allowable. The effect of the three percent phase out on all itemized deductions and not just those deductions subject to the phase out is reflected above in the combined federal and state tax rates through the use of higher effective federal tax rates. In addition, the effect of the 80 percent cap on overall itemized deductions is not reflected on this table. Federal income tax rules also provide that personal exemptions are phased out at a rate of two percent for each $2,500 (or fraction thereof) of AGI in excess of $209,250 for married taxpayers filing a joint tax return and $139,500 for single taxpayers. The effect of the phase out of personal exemptions is not reflected in the above table.

      2 Interest earned on municipal obligations may be subject to the federal alternative minimum tax. This provision is not incorporated into the table.

      3 The taxable equivalent yield table does not incorporate the effect of graduated rate structures in determining yields. Instead, the tax rates used are the highest marginal tax rates applicable to the income levels indicated within each bracket.

      4 Interest earned on all municipal obligations may cause certain investors to be subject to tax on a portion of their Social Security and/or railroad retirement benefits. The effect of this provision is not included in the above table.

      No person is authorized to give any information or to make any representations with respect to this Trust not contained in Parts A and B of this Prospectus and you should not rely on any other information. The Trust is registered as a unit investment trust under the Investment Company Act of 1940. Such registration does not imply that the Trust or any of its Units have been guaranteed, sponsored, recommended or approved by the United States or any state or any agency or officer thereof.

      This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, securities in any state to any person to whom it is not lawful to make such offer in such state.

                                ----------------

                                Table of Contents

Title                                                                     Page
-----                                                                     ----
      PART A
      Fee Table..........................................................   A-4
      Summary of Essential Information...................................   A-5
      Statement of Financial Condition...................................   A-6
      Portfolio..........................................................   A-7
      Report of Independent Auditors.....................................   A-9

      PART B
      The Trust..........................................................   B-1
      Risk Considerations................................................   B-2
      Public Offering....................................................   B-7
      Rights of Unitholders..............................................   B-9
      Liquidity..........................................................  B-10
      Trust Administration...............................................  B-11
      Trust Expenses and Charges.........................................  B-13
      Exchange Privilege and Conversion Offer............................  B-14
      Tax Status.........................................................  B-15
      Other Matters......................................................  B-17
      Bond Ratings.......................................................  B-17
      Federal Tax Free vs. Taxable Income................................  B-19




                                  SMART TRUST,
                          TAX FREE BOND TRUST, SERIES 1

                            (A UNIT INVESTMENT TRUST)

                                   PROSPECTUS

                           DATED: SEPTEMBER ___, 2003

                                    SPONSOR:

                              HENNION & WALSH, INC.
                         2001 Route 46, Waterview Plaza
                          Parsippany, New Jersey 07054
                                 (973) 299-8989

                                    TRUSTEE:

                              THE BANK OF NEW YORK
                               101 Barclay Street
                            New York, New York 10286


This Prospectus does not contain all of the information with respect to the Trust set forth in its registration statements filed with the Securities and Exchange Commission, Washington, D.C. under the Securities Act of 1933 (file no. 333-____ ) and the Investment Company Act of 1940 (file no. 811-____ ), and to which reference is hereby made. Information may be reviewed and copied at the Commission's Public Reference Room, and information on the Public Reference Room may be obtained by calling the SEC at 1-202-942-8090. Copies may be obtained from the SEC by:

      o electronic request (after paying a duplicating fee) at the following E-mail address: publicinfo@sec.gov

      o     visiting the SEC internet address: http://www.sec.gov

      o writing: Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549-6009

           PART II--ADDITIONAL INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM A--BONDING ARRANGEMENTS

      The employees of Hennion & Walsh, Inc. are covered under Brokers' Blanket Policy, Standard Form 14, in the amount of $___ (plus $___ excess coverage under Brokers' Blanket Policies, Standard Form 14 and Form B Consolidated). This policy has an aggregate annual coverage of $___ million.

ITEM B--CONTENTS OF REGISTRATION STATEMENT

      This Registration Statement on Form S-6 comprises the following papers and documents:

          The facing sheet on Form S-6.
          The Prospectus consisting of ____ pages.
          Undertakings.
          Signatures.

      Written consents of the following persons:
          Paul, Hastings, Janofsky & Walker LLP (included in Exhibit 3.1) Ernst & Young LLP

      The following exhibits:

      To be filed with Amendment to Registration Statement.

99.1.1    --     Reference Trust Agreement including certain amendments to the
                 Trust Indenture and Agreement referred to under Exhibit
                 99.1.1.1 below.

99.1.1.1  --     Trust Indenture and Agreement.

99.1.3.5  --     Certificate of Incorporation of Hennion & Walsh, Inc.

99.1.3.6  --     By-Laws of Hennion & Walsh, Inc.

99.1.4    --     Form of Agreement Among Underwriters.

99.3.1    --     Opinion of Paul, Hastings, Janofsky & Walker LLP as to the
                 legality of the securities being registered, including their consent to the filing thereof and to the use of their name under the headings "Tax Status" and "Legal Opinions" in the Prospectus, and to the filing of their opinion regarding tax status of the Trust.

                           UNDERTAKING TO FILE REPORTS

      Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.


                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, hereunto duly authorized, in the City of New York and State of New York on the 15th day of July, 2003.

                                            SMART TRUST
                                            TAX FREE BOND TRUST, SERIES 1
                                            (Registrant)

                                            HENNION & WALSH, INC.
                                            (Depositor)

                                            By            /s/ WILLIAM WALSH
                                                --------------------------------
                                                              William Walsh


      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons, who constitute the principal officers and a majority of the directors of Hennion & Walsh, Inc., the Depositor, in the capacities and on the dates indicated.


                     Name                                         Title                                                   Date
                     ----                                         -----                                                   ----


                /s/ WILLIAM WALSH                           Director, President and Treasurer                        July 15, 2003
      --------------------------------
                    William Walsh


               /s/  RICHARD HENNION                       Director, Vice President and Secretary                     July 15, 2003
      --------------------------------
                    Richard Hennion                                     -


                                      II-2